Exhibit 99.1

Brookfield Asset Management

RENEWAL
ANNUAL INFORMATION FORM
BROOKFIELD ASSET MANAGEMENT INC.
March 31, 2006

BROOKFIELD ASSET MANAGEMENT INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

The Corporation	1

Subsidiaries	1

Forward-Looking Statements	1

Development of the Business	2

Business of the Corporation	8

Business Environment and Risks	23

Directors and Officers	26

Market for Securities	28

Ratings	28

Dividends and Dividend Policy	29

Description of Capital Structure	30

Transfer Agent and Registrar	31

Material Contracts	31

Interests of Experts	31

Audit Committee Information	32

Additional Information	33

Appendices:

A. Trading Information for the Corporation’s Publicly-Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

BROOKFIELD ASSET MANAGEMENT INC.
THE CORPORATION
Brookfield Asset Management Inc. (the “Corporation” or the “registrant”) is an asset management company. Focussed on property, power and infrastructure assets, the Corporation has approximately $50 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM.
Brookfield Asset Management Inc. was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005. The Corporation changed its name from Brascan Corporation on November 10, 2005.
References in this Renewal Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including our predecessor companies. References to “Brookfield” include the Corporation’s consolidated subsidiaries. Our registered office is Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3.
All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted. All information is as at December 31, 2005, unless otherwise noted.
SUBSIDIARIES
The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

	Jurisdiction of	Percentage of Voting Securities
Name	Incorporation	Owned, Controlled or Directed

Property Operations
Brookfield Homes Corporation (“Brookfield Homes”)	Delaware	52
Brookfield Properties Corporation (“Brookfield Properties”)	Canada	51
BPO Properties Limited	Canada	89

Power Generating Operations
Brookfield Power Inc. (“Brookfield Power”)	Ontario	100
Great Lakes Hydro Income Fund	Quebec	50

Other
Brascade Corporation	Canada	100
Brascan Brasil, S.A.	Brazil	100

FORWARD-LOOKING STATEMENTS
This Annual Information Form contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Corporation’s continuous disclosure documents, including this Annual Information Form and its 40-F filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Brookfield Asset Management — 2006 Annual Information Form	1

DEVELOPMENT OF THE BUSINESS
We conduct our business through four business units: property operations, power operations, timber and infrastructure operations, and specialty funds operations. The following is a summary of recent developments since January 2003 in each of these areas of operation as well as in the Corporation’s investments and in its corporate and other activities.
Property Operations — Core Office Properties
Property acquisitions and divestitures in our core office properties since January 2003 include the following:
In January 2006, we acquired One Bethesda Center, a 168,000 square foot office building located in Bethesda, Maryland, for $69 million. This acquisition increased our core office portfolio in the Washington D.C. market area to two million square feet.
In January 2006, we sold the World Trade Center Denver for $116 million, which followed the sale of our 50% interest in the Colorado State Bank building in December 2005 for $22 million.
In October and November 2005, a consortium of investors including Brookfield Properties and its Canadian subsidiary, BPO Properties Ltd., acquired the 12 million square foot Canadian office portfolio of O&Y Properties Corporation and O&Y Real Estate Investment Trust for C$2 billion. The portfolio consists of 24 office properties, including the landmark First Canadian Place in downtown Toronto. Brookfield Properties provided 25% of the equity for this acquisition and serves as property and asset manager for the consortium.
In the third quarter of 2005, we acquired our partner’s 50% interest in the Bay-Adelaide development site in downtown Toronto for approximately $90 million, to increase our flexibility to realize the long-term value of this 2.5 million square foot development site.
In March 2005, we announced the acquisition of an 80% interest in 20 Canada Square, a 555,000 square foot office property in London, U.K. for $624 million from Canary Wharf Group plc (“Canary Wharf”). 20 Canada Square is one of 28 office properties in the Canary Wharf Estate.
During 2005, our ownership of Canary Wharf was reduced to 15%, following the issuance of additional common shares by Canary Wharf.
In 2004, we acquired two office properties in Washington, D.C.: Potomac Tower, a 19-storey 238,000 square foot property for $106 million and Edison Place, a 10-storey 547,000 square foot property for $167 million.
In July 2004, we increased our ownership interest in Canary Wharf in London, England, to 17%, representing a total investment cost of $500 million. At that date, Canary Wharf owned an 86 acre commercial property development in London, encompassing 8.8 million square feet of office properties, either completed or under construction, and land with an additional development potential of approximately 5.7 million square feet.
In February 2004, Brookfield acquired an additional 1.0 million common shares of Canary Wharf.
In December 2003, we completed construction of the 300 Madison Avenue commercial office property in midtown Manhattan, New York. This 1.2 million square foot building is fully leased to PricewaterhouseCoopers LLP and CIBC World Markets Inc. We also entered the Washington, D.C. office market with the acquisition of 1625 Eye Street, a 386,000 square foot property for $158 million.
In September 2003, we agreed to sell a 49% interest in 245 Park Avenue, a 1.6 million square foot office property in New York, in a transaction valued at $438 million. Brookfield Properties has retained the management and leasing of the property.
In May 2003, we announced the acquisition of 52.8 million common shares of Canary Wharf, representing an approximate 9% interest in that company.
Financial and corporate initiatives completed within our core office property operations since January 2003 include the following:
During 2005, Brookfield Properties completed a three-for-two stock split of its common shares in the form of a stock dividend paid on March 31, 2005, and repurchased 2.7 million of its common shares under its normal course issuer bid.
In October 2004, Brookfield Properties issued C$150 million of 5.2% preferred shares and, in April 2004, issued C$200 million of Class AAA Preference Shares, Series J.
In December 2003, Brookfield Properties issued C$200 million of Class AAA Preference Shares, Series I and, in October 2003, issued C$200 million of Class AAA Preference Shares, Series H.

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In June 2003, Brookfield Properties issued C$110 million of Class AAA Preference Shares, Series G.
Property Operations — Residential Properties
In November 2005, Brookfield Homes repurchased 3.0 million of its common shares under a tender offer which expired on November 15, 2005. We tendered shares to this bid and increased our ownership in Brookfield Homes from 50% to 52%.
In April 2004, Brookfield Homes declared a $278 million dividend comprised of cash and notes, of which the Corporation’s share was $139 million.
In September 2003, Brookfield Homes completed a Dutch auction tender offer for up to 5,000,000 shares of its outstanding common stock. Approximately 1.1 million shares of common stock were repurchased of which approximately 45% were tendered by the Corporation. All of the shares were accepted for purchase at a price of $18.50 per share.
During January 2003, Brookfield Properties completed the spin-off of its wholly-owned residential property subsidiary, Brookfield Homes, a Delaware corporation, through a distribution of its common shares on the New York Stock Exchange. As a result, the Corporation became the principal shareholder of Brookfield Homes, holding approximately 50% of its outstanding common shares. Brookfield Homes is a residential homebuilder and land developer, which builds homes and develops land in master-planned communities and infill locations in the United States.
Property Operations — Opportunity Investments
In October 2005, Brascan Real Estate Opportunity Fund (“BREOF”) completed the acquisition of a portfolio of 25 commercial properties, mainly industrial and showroom buildings, in seven markets in the U.S.A. for $177 million. This acquisition increased BREOF‘s assets under management to approximately $500 million.
In April 2005, BREOF acquired a 900,000 square foot office property portfolio in Washington D.C., consisting of three downtown and three suburban buildings.
Power Operations
Power acquisitions and developments since January 2003 include the following:
In January 2006, Brookfield Power (formerly Brascan Power Inc.) announced the acquisition of four hydroelectric generating stations in northern Ontario with a total generating capacity of 50 megawatts (“MW”) and two hydroelectric generating stations in Maine with a generating capacity of 40 MW. These acquisitions are conditional on regulatory agency approvals and are expected to close in the second quarter of 2006.
In November 2005, we announced that Brookfield Power had been selected to develop the 90 MW Prince Phase II Wind Energy Project near Sault Ste. Marie, Ontario, in response to the Ontario Government’s second request for proposals for new renewable electricity capacity. In October 2005, we commenced construction of the 99 MW Prince Phase I Wind Energy Project, approved under the Ontario Government’s first request for such proposals, and expect this project will be operational by the fall of 2006.
In May 2005, Brookfield Power and Emera Inc., in a 50-50 joint venture, acquired the Bear Swamp generating facility in Massachusetts for $98 million. This facility consists of a 600 MW hydroelectric pumped storage hydroelectric generating station and a conventional 10 MW hydroelectric generating station. It is interconnected with the New England power grid and sells energy, capacity and ancillary products to New England’s Independent System Operator.
In April 2005, we acquired six hydroelectric stations with 76 MW of capacity located in central Brazil in the State of Minas Gerais for a cost of C$129 million including working capital.
Also in April 2005, we acquired four hydroelectric generating stations with 80 MW of capacity in the northeastern United States, including two stations in Pennsylvania and Maryland for $42 million, and two stations in Maine and New York for $31 million.
In November 2004, we were awarded contracts from the Ontario Government to develop two wind power projects in Ontario with a total generating capacity of approximately 150 MW.
In September 2004, we acquired from Reliant Energy Inc. a portfolio of 72 power generating stations in New York State for $900 million, including 71 hydroelectric stations on 14 river systems with a combined generating capacity of 674 MW and one 105 MW cogeneration station. This acquisition was partly funded by a $500 million bridge financing loan secured by these assets.

Brookfield Asset Management — 2006 Annual Information Form	3

In January 2004, we acquired two power stations in the State of Minas Gerais in Brazil with a combined generating capacity of 40 MW, and in March 2004 substantially completed the construction of a 25 MW cogeneration station in New Hampshire.
In April and May 2003, we completed the construction of two hydroelectric generating stations in Canada: a 45 MW facility in northern Ontario which replaced an older 27 MW station, and a 30 MW facility in south central British Columbia.
Also in May 2002, we acquired four hydroelectric generating stations on the Mississagi River in northern Ontario with a combined generating capacity of 488 MW from Ontario Power Generation Inc. for C$346 million.
In February 2002, we acquired six hydroelectric generating stations in northern Maine, with a combined generating capacity of 126 MW, and related transmission facilities for $156 million.
Financial and corporate initiatives within our power operations since January 2003 include the following:
In February 2005, Brookfield Power and Canadian Hydro Developers Inc. issued C$70 million of non-recourse senior 10 year 5.28% bonds, secured by the jointly owned 45 MW Pingston Generating Station in southern British Columbia.
In December 2004 and January 2005, Brookfield Power issued $550 million of corporate debentures comprised of $450 million of 4.65% unsecured debentures maturing December 16, 2009 and $100 million of floating rate unsecured debentures maturing December 18, 2006.
In September 2004, we completed a refinancing for the Lake Superior Power cogeneration station in northern Ontario, in the form of C$77 million of 4.4% senior secured bonds due September 23, 2009.
In November 2003, our power generating subsidiary, Great Lakes Hydro Income Fund, issued C$175 million of 17-year, 6.91% senior bond private placement financing, secured by our Mississagi River hydroelectric generating facilities in northern Ontario.
In June 2003, Brookfield Power issued C$384 million of 6.6% senior bonds due June 16, 2023, secured by certain of our hydroelectric power operations in northern Ontario and, in July 2003, issued an additional C$115 million in the form of 7.8% subordinated debt, also due June 16, 2023.
Timber and Infrastructure Operations
In February 2006, the Acadian Timber Income Fund (“Acadian”), which was sponsored by Brookfield, completed an initial public offering of approximately 8.45 million fund units raising proceeds of approximately C$84 million. The proceeds have been used by Acadian to acquire approximately 311,000 acres of freehold timberland in Maine from Brookfield and 765,000 of freehold timberlands and related assets in New Brunswick from Fraser Papers Inc. (“Fraser Papers”). We have retained approximately 27% of the fund units and manage Acadian through a wholly-owned subsidiary.
In November 2005, we announced an agreement to sell wholly-owned Cascadia Forest Products Inc. (“Cascadia”) to Western Forest Products Inc. (“Western”) for approximately C$120 million. We formed Cascadia in 2005 to operate the sawmills, manufacturing facilities and related crown harvest rights in British Columbia that we acquired from Weyerhaeuser Company in May 2005. Western is 20% owned by Tricap Restructuring Fund (“Tricap”) (in which we own a 48% equity interest), which led the restructuring of this company several years ago. Upon completion of Western’s merger with Cascadia, Tricap expects to hold a 49% interest in the combined Western.
In February 2005, we announced a definitive agreement with Weyerhaeuser Company to acquire its coastal business in British Columbia for approximately C$1.2 billion plus working capital. This acquisition, which closed in May 2005, includes 635,000 acres of freehold timberlands as well as five saw mills, two remanufacturing facilities and 3.6 million cubic metres of associated annual Crown harvest rights.
In April 2004, we announced approval for a C$85 million investment to upgrade our transmission lines in northern Ontario.
Specialty Investment Funds Operations
In January 2006, we sold our interest in CRIIMI MAE, held through Brascan Real Estate Finance Fund.
In September 2005, Brascan SoundVest Focused Business Trust filed a final prospectus for its initial public offering of trust units in Canada. This fund is an actively managed investment trust whose purpose is to invest in a diversified portfolio of securities of business income trusts. The fund is managed by a wholly-owned subsidiary of the Corporation and SoundVest Capital Management Ltd. (“SoundVest”), which is 50% owned by the Corporation and is the fund’s investment advisor and portfolio manager.

4	Brookfield Asset Management — 2006 Annual Information Form

In August 2005, Brascan Adjustable Rate Trust I completed an initial public offering of 3 million units for gross proceeds of C$73 million. This fund is intended to provide exposure to an actively managed portfolio of adjustable rate and hybrid mortgage backed securities. All investment decisions related to the fund’s portfolio are made by a wholly-owned subsidiary of the Corporation, Hyperion Brookfield Asset Management, Inc.
In February 2005, Brascan SoundVest Rising Distribution Split Trust filed a final prospectus for its initial public offering of trust units and preferred securities in Canada. The purpose of the fund is to invest in income trusts with a high potential for increasing annual distributions. The fund is managed by a wholly-owned subsidiary of the Corporation, and SoundVest is the fund’s investment advisor and portfolio manager.
Also in February 2005, we announced the acquisition of Hyperion Capital Management, Inc. (“Hyperion”), a New-York based asset management company, for $50 million. Hyperion specializes in real estate-related securities and has approximately $13 billion of assets under management. This acquisition closed in April 2005. In March 2006, Hyperion changed its name to Hyperion Brookfield Asset Management, Inc.
In 2004, our restructuring operations purchased C$141 million of senior secured debt in Concert Industries Ltd., a Canadian manufacturer of materials for consumer products.
In 2004, we launched through our specialty funds group a Canadian income trust product called Brascan SoundVest Total Return Fund.
In October 2003, we completed an initial public offering of trust units of the Brascan SoundVest Diversified Income Fund, generating proceeds of C$69 million.
In August 2003, we completed the initial public offering of trust units in the Royal LePage Franchise Service Fund. This C$150 million fund generates cash flow from the franchise royalties and service fees of a national network of real estate franchisees and agents operating under the Royal LePage brand name.
In May 2003, we established the Brascan Bridge Lending Fund, a C$500 million fund dedicated to providing bridge loans, primarily in Canada, to companies in need of access to short-term financing.
In January 2003, we acquired through the Brascan Real Estate Finance Fund, $44 million in common equity and subordinated debt of CRIIMI MAE as part of that company’s recapitalization. CRIIMI MAE is a commercial mortgage company that holds a portfolio of commercial mortgage-related assets and provides mortgage servicing functions for $17.4 billion of commercial mortgage loans.
Investments
In August 2005, our wholly-owned subsidiary, Brascade Corporation (“Brascade”), sold 73.1 million shares of Falconbridge Limited (“Falconbridge”), representing substantially all of our interest in Falconbridge, to Xstrata plc. for total proceeds of approximately $1.7 billion, consisting of $1.3 billion of cash and $375 million of convertible debentures of Xstrata. This sale substantially completed our withdrawal from the mining and metal business. Following this sale, our ownership of Falconbridge consists of 1.3 million common shares, representing approximately 1% of its outstanding common shares, $570 million of junior preferred shares and $59 million of convertible debentures.
Also in August 2005, we announced the acquisition, through Brascade, of 200,000 additional common shares of Fraser Papers, increasing our ownership of this company to 13.4 million common shares or 46% of the outstanding common shares.
On June 30, 2005, the shareholders of Noranda Inc. (“Noranda”) and the former Falconbridge approved the merger of their two companies, to continue under the Falconbridge name. Following this merger, we owned 74.4 million common shares of Falconbridge, representing approximately 20% of the total common shares of Falconbridge.
In March 2005, we announced our support for a plan by our 41%-owned mining and metals affiliate, Noranda, to combine with its 59%-owned subsidiary Falconbridge. We also announced our support for a bid by Noranda to purchase approximately 63.4 million of its common shares in exchange for $1.25 billion of preferred shares. We tendered all of our common shares in Noranda to this bid and, following its completion, our interest in Noranda declined to 32%.
In October 2004, we monetized 33 million of our common shares of Norbord Inc. (“Norbord”), our panelboard subsidiary, for $300 million, reducing our interest in this company from 43% to 36% (22% on a fully diluted basis).

Brookfield Asset Management — 2006 Annual Information Form	5

In September 2004, our natural resource investment company, Brascade Resources Inc., was reorganized with a broader mandate as Brascade Corporation, to hold our 17% interest in Canary Wharf as well as our interests in Norbord and Fraser Papers and part of our interest in Noranda.
In July 2004, our forest products subsidiary, Nexfor Inc. (“Nexfor”), completed the distribution of its specialty paper business to its shareholders in the form of common shares of a new public company, Fraser Papers, retaining its panelboard business. Concurrently, Nexfor changed its name to Norbord. As a result of these transactions, we received a 42% interest in Fraser Papers.
In November 2003, we sold our 42% interest in Northgate Exploration Limited (“Northgate”) to a syndicate of underwriters for net proceeds of C$219 million. Northgate owns a gold/copper mine in British Columbia, Canada, which was acquired in conjunction with a Brookfield-led restructuring conducted by our asset management group.
In August 2003, Noranda completed a recapitalization plan involving, among other things, the reduction of its quarterly dividend from C$0.20 per share to C$0.12 per share, the issue of additional common shares, the issue of $300 million of debt, and the conversion to US dollar reporting of its financial results. In connection with this plan, Noranda completed a public offering of 28.5 million common shares at a price of C$12.65 per share for total gross proceeds of approximately C$361 million. Concurrent with the issue, we purchased from Noranda, at the same price, 20 million common shares, increasing our interest in Noranda to 42%. Noranda also granted to the Corporation options to acquire any of the shares not acquired by the syndicate of underwriters. In addition, Noranda completed the sale of its remaining 11,984,900 Priority Units of Noranda Income Fund, at a price of C$9.85 per unit, to a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc.
In January 2003, Noranda announced a restructuring of its magnesium business to respond to major structural changes in the magnesium industry. An after-tax non-cash charge of C$630 million was reflected in Noranda’s 2002 year-end financial results. Our share of the write-down of Noranda’s magnesium business represented a non-cash charge in 2002 of approximately C$255 million or C$1.44 per share. In January 2003, we extended our support to Noranda by agreeing to subscribe for up to C$300 million Noranda preferred shares. Pursuant to this undertaking, we subscribed for C$150 million preferred shares of Noranda in April 2003, which also issued a further C$150 million preferred shares to the public.
Corporate and Other
In February 2006, the Corporation increased the quarterly dividend on its Class A Limited Voting Shares from $0.15 to $0.16, commencing with the dividend payable on May 31, 2006 to shareholders of record at the close of business on May 1, 2006.
On November 10, 2005, the Corporation’s shareholders approved an amendment to the Articles of the Corporation to change its name from Brascan Corporation to Brookfield Asset Management Inc. We made this change in order to enable us to build an asset management franchise under a common banner with one unified name across all our operations and to mount a focussed branding effort to benefit all our operations.
Also in November 2005, the Corporation redeemed its 2,000 issued and outstanding Class A Cumulative Redeemable Preference Shares, Series 3 for C$100,000 per share plus accrued dividends.
In October 2005, the Corporation changed its stock trading symbol on the Toronto and New York stock exchanges from BNN to BAM to reflect its increasing business focus on asset management. The use of this new symbol was continued following the change in our corporate name in November 2005.
In September 2005, the Corporation announced an issuer bid by way of a tender offer to acquire up to approximately C$500 million of its Class A Limited Voting Shares at a price of US$41.00 per share. This issuer bid ran from October 2, 2005 to November 9, 2005. A total of 3,646,912 Class A Limited Voting Shares were acquired under this bid, all of which have been cancelled.
Also in September 2005, we sold our wholly-owned commercial real estate brokerage company, Royal LePage Commercial, to Cushman & Wakefield.
In August 2005, the Corporation completed the redemption of its C$14.6 million of issued and outstanding Subordinated Convertible Auction Notes due 2085 (the “SCAN I Notes”) and its C$2.9 million of issued and outstanding Subordinated Convertible Adjustable Rates Notes due 2088 (the “SCAN II Notes”) for C$1,000, for each C$1,000 principal amount of SCAN I Notes and SCAN II Notes outstanding.
In June 2005, the Corporation issued C$300 million of 5.95% 30 year notes to Canadian investors. The net proceeds of the issue were used for general corporate purposes, including the repayment of corporate debt.

6	Brookfield Asset Management — 2006 Annual Information Form

In April 2005, the Corporation received approval for a normal course issuer bid to purchase up to 21,000,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the Corporation’s issued and outstanding shares in this series, through open market purchases on the New York and Toronto stock exchanges. The bid commenced on April 21, 2005 and will expire on April 20, 2006. As of the date of this Annual Information Form, we have purchased 900 Class A Limited Voting Shares under this bid for C$54,000 at an average price of C$59.61 per share.
In February 2005, the Corporation increased the quarterly dividend on its Class A Limited Voting Shares from $0.14 to $0.15, commencing with the dividend paid on May 31, 2005 to shareholders of record at the close of business on May 1, 2005.
In January 2005, the Corporation completed an amalgamation with its wholly-owned financial services subsidiary, Brascan Financial Corporation (“Brascan Financial”), and issued two new series of publicly-traded Class A Preference Shares, Series 13 and 14, in exchange for the publicly-traded preferred shares of Brascan Financial.
In July 2004, the Corporation redeemed its 18,891 issued and outstanding Class A Preference Shares, Series 1 for C$25.00 per share plus accrued dividends.
In June 2004, the Corporation completed a three-for two stock split of its Class A Limited Voting Shares through the issue on June 1, 2004 of one Class A Limited Voting share for every two Class A or Class B Limited Voting Shares held at the close of business on May 21, 2004. All share and per share information in this Annual Information Form for the period prior to June 2004 has been adjusted to reflect this stock split, unless otherwise noted.
In April 2004, the Corporation announced a change in the declaration currency for the dividend on its Class A and Class B Limited Voting Shares from Canadian dollars to US dollars, commencing with the dividend paid on August 31, 2004. The quarterly dividend paid on this date of US$0.14 per share was also pro-rated to reflect the three-for-two share split subsequently implemented by way of a stock dividend paid on June 1, 2004.
Also in April 2004, the Corporation received approval for a normal course issuer bid to purchase up to 21,000,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the Corporation’s issued and outstanding shares in this series, through open market purchase on the New York and Toronto stock exchanges. Under this bid, which ran from April 21, 2004 to April 10, 2005, the Corporation purchased 417,695 Class A Limited Voting Shares for C$17.9 million at an average price of C$42.80 per share.
In February 2004, the Corporation announced an increase in the quarterly dividend payable on its Class A and Class B Limited Voting Shares from C$0.26 per share to C$0.27 per share, both expressed on a pre-split basis, commencing with the dividend paid on May 31, 2004.
In April 2003, the Corporation announced a change in our reporting currency from Canadian dollars to US dollars, commencing with the financial results for the first quarter of 2003. The Corporation also announced an increase in the quarterly dividend payable on its Class A and Class B Limited Voting Shares from C$0.25 to C$0.26, both expressed on a pre-split basis, commencing with the dividend paid on August 31, 2003.
Also in April 2003, the Corporation received approval for a normal course issuer bid to purchase up to 21,600,000 Class A Limited Voting Shares, representing approximately 8% of the Corporation’s issued and outstanding shares in this series, through open market purchases on the New York and Toronto stock exchanges during the period from April 21, 2003 to April 20, 2004. Under this bid, which ran from April 21, 2004 to April 20, 2005, the Corporation purchased 2,913,000 Class A Limited Voting Shares for C$73 million at an average price of C$24.96 per share. (All data on this bid are expressed on a post-share split basis.)
In March 2003, the Corporation issued two series of notes in the United States: $200 million of 5.75% notes due March 1, 2010 and $250 million of 7.375% debentures due March 1, 2033.
In February 2003, the Corporation issued C$175 million of 15 year 5.4% redeemable retractable Class A, Series 12 Preference Shares. The net proceeds of the distribution were used for general corporate purposes.

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BUSINESS OF THE CORPORATION
Summary
Brookfield is an asset management company. Focussed on property, power generation and infrastructure assets, we concentrate on businesses that generate sustainable, low-risk, growing streams of cash flow, such as high quality commercial properties, hydroelectric power generation plants and other infrastructure assets with similar characteristics.
We conduct most of our operations through public and private entities that are owned in partnership with institutional and other investors. A number of these entities are funds that are managed by us pursuant to contractual arrangements whereby we earn asset management and other fees. Our ability to earn management fees is important to our success in that it enables us to increase our returns on invested assets without compromising on quality or our disciplined approach to financing.
We typically commit to invest between 25% and 50% of the capital in our managed funds. We believe that our ability to commit a meaningful amount of capital to a fund strongly aligns our interests with our co-investors and differentiates us from many of our competitors. Furthermore, it gives us the opportunity to earn an attractive return on our capital. The fees we earn for managing these funds typically include a base fee in respect of ongoing services, a performance fee that represents a portion of the amount by which investment returns exceed a predetermined threshold, and transaction fees in respect of certain activities.
Funds are established in several ways. Often we establish a fund with co-investors to complete a specific acquisition. This fund may then, in certain circumstances, serve as a platform to expand the assets and operations within the fund. Alternatively, we may establish a fund with a specific mandate to seek out investment opportunities. The strength of our balance sheet enables us to establish a dedicated team, build a portfolio and then market the portfolio and track record to potential investors. Finally, the breadth of our operating platform provides us the opportunity to seed funds with assets that we have owned and operated for many years, and which represent attractive investment opportunities for our co-investors.
Our core operations are concentrated in four areas: (i) our property operations include commercial properties, residential home building, associated development activities and property services; (ii) our power generation business is concentrated almost exclusively on hydroelectric power generation, with a small number of co-generation facilities; (iii) our timberland and infrastructure operations own and manage over one million acres of private timberlands in Canada, the U.S.A. and Brazil, and also own a small electricity transmission and distribution business; and (iv) our specialty funds business develops, invests and manages funds and investments on behalf of institutional and related investors that co-invest in the same types of assets which we own. At December 31, 2005, our operations employed approximately 5,500 people. In addition, we hold investments in companies in the natural resource sector and in Brazil, which together employ approximately 21,000 people.
A description of our principal businesses follows. In addition to the information provided on our businesses in this Annual Information Form, our operating units and investee companies which are also reporting issuers have filed their own Annual Information Forms and Annual Reports containing information specific to their respective operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Corporation. These documents are also filed on SEDAR at www.sedar.com.
PROPERTY OPERATIONS
We conduct a wide range of property operations in North America as well as in Europe and South America. Core office properties represent the largest component of our property business, with approximately 70% of net invested capital, and 68% of net operating cash flows:

	Assets Under	Invested Capital				Operating Cash Flow				Return on Capital
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net		Total	Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004	2005	2005

Core office properties	$12,574	$8,360	$7,177	$2,875	$2,729	$848	$641	$548	$387	11%	20%
Residential properties	2,033	2,033	1,444	245	203	496	305	225	137	29%	100%
Opportunity investments	468	468	83	147	72	19	3	13	2	7%	12%
Retail properties	270	270	271	186	157	25	23	20	13	9%	12%
Development properties	728	728	827	728	827	5	1	5	1	1%	1%

Net investment / operating cash flow	$16,073	$11,859	$9,802	$4,181	$3,988	$1,393	$973	$811	$540	13%	20%

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Operating cash flow from our property operations in 2005 increased substantially over the prior year, due principally to dividends received on our Canary Wharf investment during 2005, as well as the continued growth in profits generated by our home building operations. A portion of this growth accrues to minority shareholders in certain partially-owned operations that are consolidated in the financial information. The amount of net capital deployed in this sector increased only modestly year over year.
Core Office Properties
We own and manage one of the highest quality core office portfolios in North America, which consists of 66 commercial properties totalling 48 million square feet of rentable area, as well as 10 developments sites with over 8 million square feet of potential developable area. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships. Currently our primary markets are the financial, energy and government centre cities of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Our North American operations are conducted through a 51%-owned subsidiary.
In London, U.K. we own an interest in 16 high quality commercial properties comprising 8.3 million square feet of rentable area and a further 5.7 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 80% ownership interest in the 550,000 square foot 20 Canada Square property and hold an indirect interest in the balance of the portfolio through our 15% ownership interest in privately-owned Canary Wharf Group.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. On average, the tenant profile exceeds an “A” credit rating. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, Government of Canada, Barclays Bank, CIBC, Clifford Chance, Bank of Montreal, JPMorgan Chase, Lehman Brothers, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 and 20 year terms. As a result of this strategy, approximately 5% of our leases mature annually. The long-term nature of our leases enable us to finance these properties on a long-term basis with no recourse to us.
As at December 31, 2005, the average term of our in-place leases in North America was nine years and expiries average 5.6% during each of the next five years. The average term of property specific financings was also in excess of 10 years. In our European portfolio, the average lease term is 20 years and the average term of property specific debt exceeds 20 years.
The following table summarizes our core office portfolio and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

North America
New York, New York	$4,795	$3,885	$3,576	$3,885	$3,576	$348	$371
Boston, Massachusetts	650	325	328	325	328	32	34
Toronto, Ontario	3,090	1,400	1,068	1,400	1,068	96	85
Calgary, Alberta	1,384	570	448	570	448	56	53
Washington, D.C.	395	395	439	395	439	36	22
Ottawa, Ontario	400	100	—	100	—	—	—
Denver, Colorado	344	344	370	344	370	34	32
Minneapolis, Minnesota	429	429	414	429	414	22	20
Other North America	289	114	84	114	84	15	24

Total North America	11,776	7,562	6,727	7,562	6,727	639	641	$639	$641
United Kingdom
Canary Wharf Group, plc	267	267	450	267	450	183	—	183	—
20 Canada Square	531	531	—	492	—	26	—	26	—

	12,574	8,360	7,177	8,321	7,177	848	641	848	641
Property specific mortgages / interest				(5,446)	(4,448)			(300)	(254)

Net investment / operating cash flow	$12,574	$8,360	$7,177	$2,875	$2,729	$848	$641	$548	$387

Brookfield Asset Management — 2006 Annual Information Form	9

Operating Results
Operating cash flow increased to $848 million during 2005, a significant increase over the $641 million generated by the portfolio during 2004 and $585 million generated in 2003. After deducting interest expense associated with property specific financings, the net operating cash flow was $548 million in 2005, representing a 20% return on net invested capital and a 42% increase over the $387 million generated in 2004.
The increase was due to a substantial contribution from our U.K. operations which included $183 million in dividends received from our 15% investment in Canary Wharf, as well as operating cash flow of $26 million from our 20 Canada Square property. The Canary Wharf dividends, which are the first received since our initial investment in 2003, represent a 20% annualized return on our invested capital over that period.
Our North American portfolio produced operating cash flow of $639 million, which was slightly lower than 2004 due principally to acquisitions, offset in part by vacancies in higher rent space within our portfolio. The stable occupancy levels in our portfolio and our emphasis on long-term leases tends to moderate fluctuations in net operating income from existing properties.
Interest expense incurred on property specific financings increased from $254 million during 2004 to $300 million during 2005. Carrying charges on the U.K. property acquired during the year accounted for $21 million of the increase and the balance was due principally to financing associated with the acquisition of the Canadian core portfolio and the Washington properties acquired during 2004.
Portfolio Activity
During 2005, we expanded our core office portfolio by 11 million square feet and increased our net effective interest by 4.6 million square feet with the acquisition of a major Canadian portfolio and an acquisition in Europe. We also completed the redevelopment of Three World Financial Center, which was previously included in development properties. As a result, total core office assets increased to $8.4 billion at the end of 2005 compared with $7.2 billion at the end of 2004.
The Canadian portfolio acquisition enabled us to establish a Canadian core property fund that is 25% owned by Brookfield with two institutional investors owning the balance. The total cost of the portfolio was $1.8 billion, including the assumption of $1.3 billion of property specific debt. The Canadian core fund comprises 24 high quality office properties and one development site totalling 11.6 million square feet in five Canadian markets, principally Toronto, Calgary and Ottawa. The flagship property is the 2.8 million square foot First Canadian Place Tower in Toronto. The portfolio was 96% leased at year end.
In London, we acquired an 80% interest in 20 Canada Square located in the Canary Wharf Estate, which we acquired from Canary Wharf Group in the first quarter of 2005. The remaining 20% is owned by an institutional investment partner. The acquisition is consistent with our strategy of increasing our presence in London, which is an attractive base for us to expand our European asset management operations. This 12 floor property contains 550,000 square feet which was 100% leased at year end. Three properties within the Canary Wharf Estate, including 20 Canada Square, were sold by Canary Wharf Group during 2005 for proceeds totalling nearly £900 million ($1.6 billion).
Property specific debt, which is comprised principally of long-term mortgages secured by the underlying properties with no recourse to the Corporation, increased to $5.4 billion from $4.4 billion in 2004. The increase represented financing associated with the properties acquired during the year as well as financing put in place on the Washington properties acquired in 2004. As a result, the book value of the net capital deployed in core office properties increased to $2.9 billion during the year from $2.7 billion at the end of 2004.
Our core office property debt is primarily fixed-rate and non-recourse. These investment-grade financings typically reflect up to 70% loan-to-appraised value. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance core office properties, and as a result, enhances equity returns. Core office property debt at December 31, 2005 had an average interest rate of 6.5% and an average term to maturity of ten years.
Property valuations continued to increase in North America and the U.K., driven by the continued low interest rate environment, improving leasing fundamentals and strong investor demand.

10	Brookfield Asset Management — 2006 Annual Information Form

Occupancy Levels
Our total portfolio occupancy rate at December 31, 2005 was 95% in our core North American markets, and 94% overall, as shown in the following table:

	2005			2004
	Gross	Net		Gross	Net
	Leasable	Leasable	Percentage	Leasable	Leasable	Percentage
YEARS ENDED DECEMBER 31 (THOUSANDS)	Area	Area	Leased	Area	Area	Leased

New York, New York	12,453	10,738	95%	12,453	9,506	92%
Boston, Massachusetts	2,163	1,103	92%	2,163	1,103	97%
Toronto, Ontario	12,278	6,147	93%	7,882	4,777	93%
Calgary, Alberta	8,936	3,816	99%	6,331	3,166	98%
Washington, D.C.	1,557	1,557	99%	1,557	1,557	93%
Ottawa, Ontario	2,935	734	99%	—	—	—

Core North American markets	40,322	24,095	95%	30,386	20,109	94%
Denver, Colorado	2,605	2,605	87%	3,017	2,811	85%
Minneapolis, Minnesota	3,008	3,008	88%	3,008	3,008	86%
Other North America	2,095	1,219	92%	926	926	91%

Total North America	48,030	30,927	94%	37,337	26,854	92%
London, United Kingdom	10,556	2,173	90%	10,000	1,617	90%

Total[1]	58,586	33,100	94%	47,337	28,471	92%

1 Excludes development sites.
We leased 3.8 million square feet in our North American portfolio during 2005, approximately three times the amount of space contractually expiring. This included 2.2 million square feet of new leases and 1.6 million square feet of renewals. Leasing fundamentals have improved in most of our markets with particular strength in Calgary and New York where markets are tightening. Boston has been weak recently but appears to have stabilized. Average net rents in our markets were $25 per square foot compared with an average in-place net rent in our portfolio of $23 per square foot, indicating that we should be able to maintain or increase net operating income as leases mature and are replaced, even if market rents do not increase.
Leasing fundamentals in London also continued to improve, and 900,000 square feet was leased during the year in properties in which we have an interest, bringing total occupancy across the portfolio to over 90%. Nearly 80% of the tenant rating profile is A+ or better.
Residential Property
We conduct residential property operations in the United States, Canada and Brazil.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

United States	$1,335	$1,335	$967	$1,063	$769	$350	$238
Canada	166	166	132	166	132	106	42
Brazil	532	532	345	396	297	40	25

	2,033	2,033	1,444	1,625	1,198	496	305	$496	$305
Cash taxes				—	—			(141)	(71)
Borrowings / interest[1]				(1,238)	(858)			(21)	(13)
Non-controlling interest in net assets				(142)	(137)			(109)	(84)

Net investment / operating cash flow	$2,033	$2,033	$1,444	$245	$203	$496	$305	$225	$137

1 Portion of interest expressed through cost of sales.
Operating cash flow has more than doubled over the past two years as a result of strong growth in our U.S. operations and more recently in Canada, where our Alberta operations are benefitting from strong energy markets. Total assets and net capital invested in the business have increased with the level of activity. We focus on optioning lots and acquiring land that is well advanced through the entitlement process to minimize capital at risk, and sell lots to other builders on a bulk basis to capture appreciation in values and recover capital.

Brookfield Asset Management — 2006 Annual Information Form	11

United States
Our U.S. residential operations are conducted through a 52%-owned subsidiary that had a $1.5 billion market capitalization at year end. These operations are concentrated in four major supply constrained markets: San Francisco, Los Angeles and San Diego in California, and the Washington, D.C. area. In these operations, we own or control 30,000 lots through direct ownership, options and joint ventures. We focus on the mid- to upper-end of the home building market and rank as one of the twenty largest home builders in the United States.
We have experienced substantial growth in margins in each of our U.S. markets and, although conditions remain favourable, it is unlikely that this pace of growth will continue. We are optimistic that, with orders representing approximately 35% of planned 2006 closings in hand, these operations should continue to provide solid returns in 2006.
Canada
Our Canadian operations are concentrated in Calgary, Edmonton and Toronto. We own over 36,000 lots in three operations of which approximately 4,100 were under development at December 31, 2005. We build and sell homes on our lots and we are a major supplier of lots to other homebuilders. These operations are conducted through a 51%-owned subsidiary.
Operating cash flow in the Canadian operations increased significantly in 2005 as our Alberta operations benefitted from the continued expansion of activity in the oil and gas industry. Most of the land holdings were purchased in the mid-1990’s or earlier, and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating some upward pressure on building costs and production delays. Nonetheless, unless the market environment changes, we expect another very strong year in 2006.
Brazil
Our Brazilian operations, which are focussed on building residential condominiums, produced strong growth in operating cash flow when converted to U.S. dollars as the Brazilian currency appreciated substantially in 2005. As discussed under development properties on pages 13 and 14 of this Annual Information Form, we own substantial density rights that will provide the basis for continued growth.
Home and Lot Sales
The following table summarizes home and lot sales over the past three years.

	Home Sales			Lot Sales [1]
YEARS ENDED DECEMBER 31 (UNITS)	2005	2004	2003	2005	2004	2003

United States
California	1,040	1,357	1,023	2,103	1,415	1,044
Washington, D.C. area	614	523	505	1,065	864	745
Other	—	—	—	—	468	448
Canada
Ontario	391	339	318	391	339	318
Alberta	556	496	479	3,173	2,433	2,191
Brazil
Rio de Janeiro and São Paulo	528	606	406	528	606	406

	3,129	3,321	2,731	7,260	6,125	5,152

1 Including lots associated with home sales.

12	Brookfield Asset Management — 2006 Annual Information Form

Opportunity Investments
We established a dedicated team in 2003 to invest in commercial properties other than core office. Our objective is to acquire property which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Commercial properties	$468	$468	$83	$458	$83	$19	$3	$19	$3
Property specific mortgages / interest				(311)	(11)			(6)	(1)

Net investment / operating cash flow	$468	$468	$83	$147	$72	$19	$3	$13	$2

Assets now exceed $500 million due to acquisitions in early 2006, and include office portfolios in Washington, Toronto and Indianapolis, and a 3.3 million square foot industrial, showroom and commercial portfolio located across the United States. The scale of our operating platform in the property sector increases the pipeline of investments for these operations and enables us to participate in a broad range of opportunities.
Opportunity investments tend to be more dynamic and typically have strong early stage value enhancement potential. Accordingly, financing tends to be shorter term in nature to enhance flexibility, and leverage for the portfolio as a whole tends to vary between 70% and 80% of loan to value.
Retail Properties
The following table summarizes our retail office property operations:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Retail properties	$270	$270	$271	$270	$271	$25	$23	$25	$23
Borrowings / interest				(84)	(114)			(5)	(10)

Net investment / operating cash flow	$270	$270	$271	$186	$157	$25	$23	$20	$13

The portfolio consists of three shopping centres and associated office space totalling 1.6 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres.
Development Properties
The composition of our development properties at December 31, 2005 and 2004, together with associated cash flows, was as follows:

		Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Potential	Total		Net		Total		Net
MILLIONS	Developments	2005	2004	2005	2004	2005	2004	2005	2004

Core office properties	15.4 million sq. ft.	$296	$449	$296	$449

Residential lots
United States[1]	23,000 lots	—	—	—	—
Canada	32,000 lots	225	185	225	185
Brazil	5.5 million sq. ft.	157	154	157	154
Rural development
Brazil	177,000 acres	50	39	50	39
Canada[2]	32,000 acres	—	—	—	—

	209,000 acres

		$728	$827	$728	$827	$5	$1	$5	$1

1 Book values included in United States residential, see page 12.
2 Book values included as higher and better use land in western North American timber operations, see page 18.

Brookfield Asset Management — 2006 Annual Information Form	13

Development properties consist predominantly of core office property development sites, density rights and related infrastructure; residential lots owned and under operation; and rural land held pending development into income producing properties or for sale to other users. We expect to enhance the value of these assets through the attainment of building entitlements and conversion into cash flow generating real estate.
The total book value of development properties, including those reflected in other business units, was relatively unchanged during 2005. Our Three World Financial Center and Hudson’s Bay Centre core office properties reached the operational stage during the year and were transferred to our core office portfolio. This decrease was offset by the acquisition of the remaining 50% interest in the Bay-Adelaide Centre in Toronto as well as rural development land acquired in connection with the purchase of North American timberlands. This land will be developed into higher and better use, including residential properties.
We do not typically record ongoing cash flow in respect of development properties as the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is realized, or until the property is transferred into operations.
Core Office Properties
We maintain an in-house development capability to undertake development of the 15.4 million square feet of commercial density when the risk-adjusted returns are adequate and significant pre-leasing has been achieved. Development projects include our Penn Station development in midtown New York, which recently received increased permitting for 2.5 million square feet of office density. The Bay-Adelaide Centre development property, now 100%-owned, is located in Toronto’s downtown financial district and zoned for up to 2.5 million square feet of office and residential use. We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which would add approximately 800,000 square feet of density, and similar rights to develop 500,000 square feet of office space at Bankers Hall in Calgary. At Canary Wharf in London, we own our proportionate share of development density which totals approximately 6 million square feet of commercial space.
Residential Development Properties
Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for more than three years.
We have elected to increase our use of options to control lots for future years in our most active markets in order to reduce risk. To that end, we have acquired options on approximately 17,000 lots in our U.S. markets in return for providing planning and development expertise to obtain the required entitlements. In Brazil, we own rights to build residential and office condominium space of a further 9.0 million square feet, to be developed over the next 15 years in São Paulo, and a further 4.0 million square feet of condominium density in Rio de Janeiro which will be built over the next 10 years.
Rural Development Properties
We acquired 65,000 acres of additional rural land in Mato Grosso State and now own 177,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso in Brazil. These properties are being used to harvest sugar cane for its use in the production of ethanol as a gasoline substitute. A substantial increase in the world-wide consumption of ethanol for use as a substitute for gasoline has resulted in a significant increase in the value of lands which are suitable for sugar cane growing. During the past two years we completed leases with an average term of 20 years on approximately 35,000 acres to operators of large sugar cane processing facilities and expect to earn growing annual cash flows significantly in excess of those previously received. The leases have floor payments plus participations on a combination of sugar and ethanol prices.
We also hold 32,000 acres of potentially higher and better use land adjacent to our western North American timberlands acquired during 2005, which we intend to convert into residential and other purpose land over time.

14	Brookfield Asset Management — 2006 Annual Information Form

POWER GENERATING OPERATIONS
Our power generating operations are predominantly hydroelectric facilities located on river systems in North America. As at December 31, 2005, we owned and managed approximately 130 power generating stations with a combined generating capacity of 3,400 megawatts. All of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil, with the exception of two natural gas-fired facilities. This geographic distribution provides diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. Our facilities produced nearly 11,000 gigawatt hours of electricity in 2005, more than double our annual generation of five years ago.
The capital invested in our power generating operations and the associated cash flows are as follows:

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity		Management	Total		Net		Total		Net
MILLIONS	2005	2004	2005	2005	2004	2005	2004	2005	2004	2005	2004

Hydroelectric generation	(MW)
Ontario	847	847	$944	$944	$914	$944	$914	$83	$82
Quebec	277	266	374	374	359	374	359	54	47
British Columbia	127	127	131	131	127	131	127	13	11
New England	201	174	259	259	262	259	262	38	32
New York	730	674	889	889	839	889	839	123	17
Louisiana	192	192	497	497	243	497	243	112	26
Brazil	205	102	220	220	60	220	60	30	14

Total hydroelectric generation	2,579	2,382	3,314	3,314	2,804	3,314	2,804	453	229
Other operations	815	240	254	254	147	254	147	16	39

Total power generation	3,394	2,622	3,568	3,568	2,951	3,568	2,951	469	268	$469	$268
Other assets, net			1,184	1,184	599	693	503			—	—
Property specific and subsidiary debt / interest						(2,839)	(2,084)			(215)	(78)
Minority interests of others in net assets						(225)	(194)			(24)	(21)

Net investment / operating cash flow	3,394	2,622	$4,752	$4,752	$3,550	$1,197	$1,176	$469	$268	$230	$169

Operating cash flow from our power generating assets increased to $469 million in 2005, compared with $268 million in 2004, due to expanded capacity and higher prices, offset by lower hydrology. After deducting interest expense and distributions to owners of partial interests in our business, these operations generated $230 million of cash flow on net invested capital of $1.2 billion, representing a 19% return. The book value of invested capital was largely unchanged as the acquisition of power facilities during the year was funded largely by long-term property specific debt financing. Property specific debt totalled $2.3 billion at year end and corporate unsecured debt issued by our power generating operations totalled $0.5 billion.
Operating Results
The following table illustrates the components of the change in operating cash flows from our power generating operations, prior to interest expense and distributions, during the past two years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Prior year’s net operating cash flow	$268	$154
Hydrology variations within existing capacity	(23)	27
Variations in prices and operational improvements	11	53
Capacity additions	129	34
Louisiana HydroElectric Power	84	—

Current year’s net operating cash flow	$469	$268

Acquisitions and selective development of additional capacity added $129 million of cash flow during 2005. The most significant step in this regard was the acquisition of our New York operations in late 2004, which contributed meaningfully during 2005. The additional facilities furthered the diversification of our watersheds, thereby reducing hydrology risk, and position us as an important participant in the Ontario, New York and New England electricity markets.

Brookfield Asset Management — 2006 Annual Information Form	15

The continued increase in fossil fuel prices has led to an increase in power prices as most of the price setting capacity in our operating regions is primarily natural gas. This increases our revenues and our operating margins as hydroelectric generation requires minimal fuel costs. To date, the impact of price increases has been somewhat muted by our policy of forward selling a significant amount of our production, but we expect to benefit from higher prices as these contracts expire. The total benefit from price and operational improvements in 2005 was $11 million. Additional information on the contract profile of our power operations is contained on page 17 of this Annual Information Form.
Generation increased to 10,930 gigawatt hours during the year, from the 8,796 gigawatt hours generated in 2004. The increase of 2,134 gigawatt hours is comprised of approximately 3,000 gigawatt hours of generation from facilities acquired during the past two years, partially offset by a reduction in generation of 900 gigawatt hours on facilities owned throughout those two years due to below average hydrology in Quebec and Ontario following above average water flows in 2004. As a result, cash flows were $23 million lower during 2005 on a relative basis. Water conditions have improved substantially in recent months and, as a result, our facilities are currently operating at approximately 15% above average generation levels. The following table summarizes generation over the past two years:

	2005			2004
	Long-term	Actual		Long-term	Actual
YEARS ENDED DECEMBER 31 (GIGAWATT HOURS)	Average	Production	Variance	Average	Production	Variance

Existing capacity
Ontario	3,262	2,562	(700)	3,262	3,190	(72)
Quebec	1,639	1,475	(164)	1,639	1,661	22
New England	1,010	1,172	162	1,010	953	(57)
Other	732	716	(16)	667	725	58

	6,643	5,925	(718)	6,578	6,529	(49)
Louisiana	903	813	(90)	903	1,099	196

	7,546	6,738	(808)	7,481	7,628	147
Acquisitions – during 2005	885	751	(134)	—	—	—
Acquisitions – during 2004	3,268	3,441	173	1,261	1,168	(93)

Total	11,699	10,930	(769)	8,742	8,796	54

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2005				2004
	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
YEARS ENDED DECEMBER 31 (GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Ontario	1,764	$118	$35	$83	2,311	$127	$45	$82
Quebec	1,475	75	21	54	1,661	71	24	47
New England	1,275	63	25	38	1,056	51	19	32
New York	3,089	195	72	123	687	39	22	17
Other	2,217	195	40	155	2,201	55	4	51

Total	9,820	$646	$193	$453	7,916	$343	$114	$229

Per MWh		$66	$20	$46		$43	$14	$29

Realized prices, which include ancillary revenues and the impact of peak hour pricing in addition to contracted prices, increased to $66 per megawatt hour due to improved pricing and the acquisition of facilities in higher price regions. Generating costs per megawatt hour increased due to acquisitions of facilities with higher cost structures.
Portfolio Activity
We added 12 stations during 2005 with capacity of 736 megawatts that are capable of generating 885 gigawatt hours of annual production. The acquired stations are located in northeastern United States and Brazil and have been integrated into our current operations in these regions. The total acquisition cost was approximately $300 million and, together with the consolidation of our operations in Louisiana, resulted in a $700 million increase in the book value of our power generating assets to $3.6 billion from $2.9 billion at the end of 2004. We raised approximately $700 million of additional financing to fund acquisitions and establish appropriate leverage on existing assets and, as a result, the net capital invested in our portfolio was relatively unchanged year over year.

16	Brookfield Asset Management — 2006 Annual Information Form

We finance our power generation facilities in the same manner as our core office properties with long-term debt that is recourse only to the assets being financed. We typically achieve approximately 50% loan to value before taking into account any power contract arrangements, which may enable significantly higher loan-to-value ratios to be achieved. At December 31, 2005, the average term of this debt was 11 years and the average interest rate was 7.9%.
We have expanded our power operations significantly since 2001, at which time the book value was less than $1 billion and capacity was less than 1,000 megawatts. We will continue our efforts to expand the portfolio and are pursuing a number of opportunities in this regard, including the development of wind power facilities in northern Ontario during 2006.
We believe the intrinsic value of our power assets is much higher than the book value because the assets have either been held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric generating assets. In addition, we have been successful in acquiring, developing and upgrading many of our facilities on an attractive basis. In addition, higher fossil fuel prices have resulted in significantly expanded operating margins for hydroelectric facilities, which have minimal fuel costs.
Contract Profile
We endeavour to maximize the stability and predictability of our power generating revenues by contracting future power sales to minimize the impact of price fluctuations, by diversifying watersheds, and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.
Approximately 70% of our projected 2006 revenue is currently subject to long-term bilateral power sales agreements or shorter- term financial contracts. The remaining revenue is generated through the sale of power in wholesale electricity markets. Our long-term sales contracts, which cover approximately 45% of projected 2006 revenue, have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. The financial contracts typically have a term of between one and three years.
All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets, and due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are often able to generate highly attractive margins on power which is otherwise uncontracted. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls, and also provides the flexibility to enhance profitability through the production of power during peak price periods.
The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

YEARS ENDED DECEMBER 31	2006	2007	2008	2009	2010

Generation (GWh)
Contracted
Power sales agreements	5,589	5,783	5,712	4,428	4,412
Financial contracts	3,684	2,886	497	293	287
Uncontracted	2,600	3,417	5,877	6,911	6,933

	11,873	12,086	12,086	11,632	11,632

Contracted generation
Revenue ($millions)	597	583	446	375	375
Price ($/MWh)	64	67	72	80	80

The increase in the average selling price for contracted power over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. The recontracting of this power at market rates should result in increased revenues based on current electricity prices and the assumption that fossil fuels, particularly natural gas, continue to sell at higher prices than historical norms. Actual financial results from our power contracts may vary from those shown in the table above if there are significant variations from long-term average hydrology or if any defaults occur in our power contracts.

Brookfield Asset Management — 2006 Annual Information Form	17

TIMBER AND INFRASTRUCTURE
We own and manage timber and infrastructure assets which have investment characteristics that are similar to our property and power operations. Our current operations consist of the following:

		Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31		Management	Total		Net		Total		Net
$ MILLIONS	Acres	2005	2005	2004	2005	2004	2005	2004	2005	2004

Timber
Western North America
Timberlands	635,000	$801	$801	$—	$801	$—	$27	$—
Higher and better use lands	32,000	113	113	—	113	—	—	—
Eastern North America	311,000	48	48	50	48	50	8	7
Brazil	140,000	39	39	37	39	37	5	4

	1,118,000	1,001	1,001	87	1,001	87	40	11
Electrical transmission		130	130	97	130	97	24	15
Other assets, net		82	82	31	17	(6)	—	—

		1,213	1,213	215	1,148	178	64	26	$64	$26
Project specific financing and other borrowings					(547)	(87)			(19)	(5)
Minority interests of others in net assets					(255)	—			(7)	—

Net investment / operating cash flow		$1,213	$1,213	$215	$346	$91	$64	$26	$38	$21

We have significantly expanded our timberland operations with the formation of the Island Timberland Fund in 2005 and the Acadian Timber Income Fund early in 2006, which acquired the eastern North America timberlands that were previously 100% owned by us. Our goals are to continue to prudently invest additional capital in our timber operations when opportunities are available, and to further expand our transmission operations to serve the needs of the under-serviced electrical infrastructure sector in our geographic markets.
Timberland Operations
Western North America
We established the Island Timberlands Fund in 2005 with the purchase of 635,000 acres of high quality private timberlands on the west coast of Canada. We own 50% of the fund with the balance owned by institutional investors. The acquisition was funded in part by a $410 million 19-year average 6% term financing, completed during the year.
Timber operations performed in line with expectations and the prospects for 2006 are promising. Demand for high quality timber exported to the U.S. and Japan remains strong, although this continues to be offset somewhat by weak Canadian sales.
Eastern North America
We have owned and managed timberlands in Maine and New Brunswick for a number of years, both directly and through Fraser Papers. In early 2006, we established the Acadian Timber Income Fund, a publicly listed income fund that acquired the 311,000 acres of private timberlands previously owned by us as well as a further 765,000 acres held by Fraser Papers. Acadian, in which we hold a 27% interest, is managed by our timber management group and recently completed a C$85 million initial public offering.
Brazil
We hold 140,000 acres of timberlands located in the State of Paraná in Brazil and are actively pursuing acquisition opportunities to expand our timberland operations in this country, which benefit from rapid rates of growth for trees.
Electrical Transmission
We own and operate an electrical transmission system in northern Ontario. As a regulated rate base business, the operations produce stable and predictable cash flows and provide attractive returns for future investment. During the year we invested $50 million of capital to upgrade our system, thereby increasing its rate base. We are actively pursuing the further expansion of these operations in our current geographic areas of operation.

18	Brookfield Asset Management — 2006 Annual Information Form

SPECIALTY FUNDS
We conduct bridge financing, real estate finance and restructuring activities through specialty investment funds. Our public securities operations manage funds with specific mandates to invest in public and private securities on behalf of institutional and retail investors. Although our primary industry focus is on property and power and long-life infrastructure assets, our mandates include other industries which have tangible assets and cash flows, and particularly where we have expertise as a result of previous investments.
We typically invest between 25% and 50% of the capital committed to our specialty funds, with institutional investors committing the balance. We earn fees for managing the activities on behalf of our co-investors, which include base administration fees, performance fees to the extent returns exceed predetermined thresholds, and we often earn transaction fees for specific activities. We also earn base management and performance fees in many of our public securities operations. We typically do not own interests in the funds being managed in our public securities operations, as they are either widely held publicly listed funds or securities portfolios managed on behalf of their beneficial owners pursuant to specific mandates.
The following table shows the assets currently under management and the invested capital at December 31, 2005 and 2004, together with the associated operating cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management[1]	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Bridge Lending	$900	$268	$698	$268	$698	$31	$25
Real Estate Finance	627	149	103	149	103	14	11
Restructuring	400	82	96	82	96	9	12
Public securities	18,000	—	—	—	—	—	—

Net investment / operating cash flow	$19,927	$499	$897	$499	$897	$54	$48	$54	$48

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital.
Operating cash flows, which represent the investment returns from our capital deployed in these activities, totalled $54 million in 2005, an increase of 13% over 2004, which was in turn higher than 2003. In addition, these operations generated net fee income of $26 million in 2005, which is included in Fees Earned. The contribution from fees is similar to the same period in 2004 but up significantly from 2003, as a result of acquisitions and a higher level of activity. Higher investment income reflects higher average levels of interest bearing securities and loans held during the year.
Bridge Lending
We provide bridge loans to entities operating in industries where we have operating expertise, leveraging our 20-year history of offering tailored lending solutions to companies in need of short-term financing.
Our portfolio declined from $698 million to $268 million during the year. Loans to Atlas Cold Storage and Uniboard, the two largest positions at the end of 2004, were repaid in full towards the end of 2005, as both these companies executed their business plans as contemplated. We continued to be active in 2005, reviewing many financing opportunities and issuing funding commitments totalling $900 million to 11 clients. Our portfolio at year end was comprised of 15 loans, and the largest single exposure at that date was $42 million. The portfolio has an average term of nine months excluding extension privileges and an average yield of approximately 10%. We do not employ any direct financial leverage, although loans may be structured with senior and junior tranches, and may be subordinate to other debt in the borrower’s capital structure.
Operating cash flows, which represent the return on our capital and exclude management fees, increased during the year due to the higher level of invested capital during the year compared to 2004.

Brookfield Asset Management — 2006 Annual Information Form	19

Real Estate Finance
Our real estate finance operations were established in 2002 to finance the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Our investments typically represent financing at levels between 65% and 85% of the value of the property.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management[1]	Total		Net		Total		Net
MILLIONS	2005	2005	2004	2005	2004	2005	2004	2005	2004

Real estate finance investments	$600	$366	$228	$366	$228	$36	$33	$36	$33
Less: Co-investor interests		(244)	(152)	(244)	(152)	(24)	(22)	(24)	(22)

	600	122	76	122	76	12	11	12	11
Directly held	27	27	27	27	27	2	—	2	—

Net investment / cash flow	$627	$149	$103	$149	$103	$14	$11	$14	$11

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital.
During 2005, we acquired 35 loan positions with an aggregate investment of $436 million. The portfolio continues to perform in line with expectations. We also entered into an agreement to sell our interests in Criimi Mae, a U.S. public mortgage REIT, which closed in the first quarter of 2006.
We maintain credit facilities that provide financing for these investments on a non-recourse basis and we have also established two collateralized debt obligation facilities. These facilities represent $700 million of low cost debt funding for a seven-year term to finance the acquisition of mortgage loan securities within the collateralized debt obligation funds. This financing provides a stable, lower-risk source of funding that is intended to enhance investment returns. The quality and diversification of the portfolio enabled us to apply leverage of approximately 70% at year end.
Restructuring
Tricap was launched in 2002 to invest long-term capital for ourselves and other investors in companies facing financial or operational difficulties in industries which have tangible assets and cash flows, and in particular where we have expertise resulting from prior operating experience. Tricap benefits from our 20 year record of restructuring companies experiencing financial and operational difficulties. We currently have less than $100 million invested; however we expect the amount of capital invested to increase during 2006 as a result of current initiatives. Operating cash flow declined slightly during the year relative to 2004, which included realization gains.
Major initiatives during the year included the restructuring of Western Forest Products, a western Canadian forest products company in which Tricap owns a 20% interest. Western continued to rationalize its operations, including the shutdown of a pulp mill and agreed to merge with Cascadia Forest Products, another Vancouver Island lumber company that we acquired in connection with the purchase of timberlands from Weyerhaeuser in early 2005.
We continue to work with wholly-owned Concert Industries, a leading manufacturer of air woven consumer tissue products, and in early 2006 Tricap sold its interests in Vicwest, a steel fabrication company, for a substantial gain. Tricap also facilitated the restructuring of Stelco, one of the two major Canadian integrated steel companies, that is expected to be completed in early 2006.
Public Securities
We manage a number of publicly listed and private portfolios of securities on behalf of institutions and retail investors with a particular emphasis on fixed income real estate securities. We also manage a number of structured products developed for retail and institutional investors.
While included separately in this report, fee revenues increased to $20 million in 2005, partly due to the acquisition of a New York-based asset manager. In addition, during 2005 we launched a private mortgage REIT in the United States raising $435 million of equity capital; a mortgage-backed offering in Canada that raised C$78 million; and two retail product offerings under the names of Brascan SoundVest Rising Distribution Split Trust and Brascan SoundVest Focused Business Trust, that invest in income trust securities.
We earn base management fees that vary from fund to fund depending on the mandate, and earn performance fees in respect of certain funds based on investment returns.

20	Brookfield Asset Management — 2006 Annual Information Form

INVESTMENTS
We own direct interests in a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Within our areas of expertise, we continue to seek new investments of this nature and dispose of more mature assets.
The following table sets out these investments, together with associated cash flows and gains:

				Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31				Management	Total		Net		Total		Net
MILLIONS	Location	Shares	Interest	2005	2005	2004	2005	2004	2005	2004	2005	2004

Forest products
Norbord Inc.	North America / UK	33.8	23%	$199	$199	$177	$(12)	$(18)	$62	$19	$37	$19
Fraser Papers Inc.	North America	13.4	46%	197	197	204	197	204	—	—	—	—
Privately held	North America		100%	428	428	174	285	122	(35)	(1)	(41)	(1)
Business services
Insurance	Various		80-100%	2,028	2,028	1,172	495	345	27	32	20	28
Banco Brascan, S.A.	Rio de Janeiro		51%	69	69	59	69	59	6	4	6	4
Privately held	Various		100%	304	304	299	133	172	32	17	20	11
Publicly listed	Canada		—	84	84	107	49	77	—	4	(2)	3
Mining and metals
Coal lands	Alberta		100%	77	77	70	77	70	4	4	4	4
Falconbridge	Various		—	—	—	1,344	—	1,344	24	45	24	45

Net investment / operating cash flows				$3,386	$3,386	$3,606	$1,293	$2,375	$120	$124	$68	$113

We account for our non-controlled public investments such as Norbord and Fraser Papers using the equity method, and include dividends received from these investments in cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above.
Forest Products
Norbord Inc.
We control 37% and own a net beneficial interest in approximately 23% or 34 million shares of Norbord. Our net investment had a market value of approximately $360 million at year end.

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31			Management	Total		Net		Total		Net
MILLIONS	Shares	Interest	2005	2005	2004	2005	2004	2005	2004	2005	2004

Common shares owned	53.8	37%	$199	$199	$177	$199	$177	$62	$19	$62	$19
Exchangeable debenture	(20.0)	(14%)	—	—	—	(211)	(195)			(25)	—

Net investment / operating cash flows	33.8	23%	$199	$199	$177	$(12)	$(18)	$62	$19	$37	$19

Norbord is an international producer of wood panels with operations in the United States, Canada and Europe. The company’s principal product is oriented strandboard. Norbord contributed $62 million of dividends to our cash flow during the current year resulting in a net contribution of $37 million after deducting exchangeable debenture interest. Norbord is traded on the Toronto Stock Exchange. Further information on Norbord is available through its web site at www.norbord.com.
Fraser Papers Inc.
We own approximately 13 million common shares of Fraser Papers, which we received on the distribution of this business from Norbord during 2004. These shares represent a 46% equity interest in the company. Fraser Papers produces a wide range of specialty paper products from its operations which are located principally in Maine and New Brunswick. Fraser Papers is traded on the Toronto Stock Exchange. Further information on Fraser Papers is available through its web site at www.fraserpapers.com.
Privately Held
We own two private forest products companies that we acquired in connection with the purchase of core timberland and power generation operations. Cascadia is a coastal British Columbia lumber producer that operates sawmills and remanufacturing facilities, together with crown rights for 3.6 million cubic metres of annual timber harvesting. We acquired these operations from

Brookfield Asset Management — 2006 Annual Information Form	21

Weyerhaeuser in connection with the purchase of private timberlands by our timber fund. We recently reached agreement to merge Cascadia with Western Forest Products, which is 18%-owned by our restructuring fund.
Katahdin Paper owns a 280,000 ton per year directory paper mill and a 185,000 ton per year super-calender fine paper mill. These operations, located in Maine, were acquired out of bankruptcy in April 2003. Katahdin faced a difficult operating environment during 2005, which resulted in $30 million of operating and restructuring charges, but we believe its results will improve in 2006.
Business Services
Insurance Operations
Our insurance operations are conducted through 80%-owned Imagine Insurance, a specialty reinsurance business which operates internationally, and Hermitage Insurance, a property and casualty insurer which operates principally in the northeast United States. We manage the securities portfolios of these companies, which total $1.8 billion and consist primarily of highly rated government and corporate bonds, through our public securities operations. Imagine is rated A (strong) and A- (excellent) by Fitch and AM Best, respectively and Hermitage is rated B++ (very good) by AM Best. These operations continued to generate attractive returns despite larger than expected underwriting losses during 2005. We continue to explore a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future.
Banco Brascan, S.A.
We own a 51% interest in Banco Brascan, which is a Brazilian investment bank based in Rio de Janeiro and São Paulo. The balance of the company is owned 40% by Mellon Financial Group and 9% by management. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.
Other Privately Held
Privately held business service investments include a joint venture with the Accor Group of France which owns and manages the Accor Group hotel brands in Brazil, including Novotel, Sofitel, Ibis and Formula One, and a voucher services business in Brazil, which provides paper and electronic vouchers to corporations which utilize them in their compensation programs for employees and for the purchase of motor fuel and other purposes.
Other Publicly Listed
Publicly listed business service investments include controlling interests in NBS Technologies Inc. and MediSolution Ltd. NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. MediSolution develops and manages medical human resources management software and systems for the health industry, primarily in Canada.
Mining and Metals
Coal Lands
Brookfield owns the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 11% of Alberta’s coal-fired power generation through the production of approximately 12 million tonnes of coal annually. Royalties from this production generate $4 million of operating cash flow and provide a stable source of income as they are free of crown royalties and require no holdings costs. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 25 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.
Falconbridge Limited
We monetized our investment in Falconbridge during 2005 for proceeds of $2.7 billion and an after tax gain of $1.1 billion. Operating cash flow during the past two years from this investment consisted of dividend receipts.

22	Brookfield Asset Management — 2006 Annual Information Form

BUSINESS ENVIRONMENT AND RISKS
Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in high quality long-life assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects Brookfield against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed discussion of the business environment and risks is contained in our Annual Information Form which is posted on our web site.
Property Operations
Core Office Properties
Our strategy is to invest in high quality core office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Core office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigant to these risks.
Our core office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the outlook for commercial office rents is positive for both 2006 and in the longer term, it is possible that rental rates could decline or that renewals may not be achieved. The company is, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure over time on overall occupancy levels and net effective rents.
Our core office property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to Brookfield.
Residential Properties
In our residential land development and home building operations, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States and Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions.
Nonetheless, the residential home building and land development industry is cyclical and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in

Brookfield Asset Management — 2006 Annual Information Form	23

particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labour, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
In particular, interest rates in North America have supported robust housing sales. Should a substantial interest rate increase occur, potentially resulting in reduced consumer demand for residential property, both income and the intrinsic value of our land holdings could be negatively affected. On a book value basis, as our historical cost is well below intrinsic values, it would be remote that write-downs would occur.
Power Generating Operations
Our strategy is to own primarily hydroelectric generating facilities, which have operating costs significantly below that of most competing forms of generation. As a result, there is a high level of assurance that we will be able to deliver power on a profitable basis. In addition, we sell most of our generation pursuant to long-term contracts that protect us from variations in future prices. Nonetheless, we are subject to certain risks, the most significant of which are hydrology and price.
The revenues generated by our power facilities are proportional to the amount of electricity generated, which is dependent upon available water flows. Although annual deviations from long-term average water flows can be significant, we strive to mitigate this risk by increasing the geographic diversification of our facilities which assists in balancing the impact of generation fluctuations in any one geographic region.
Demand for electricity varies with economic activity. Accordingly, an economic slow down could have an adverse impact on prices. In addition, oversupply in our markets may result from excess generating capacity. Pricing risk is mitigated through fixed-price contracts, forward sales of electricity, and the regulated revenues we earn from our transmission and distribution business. Continued growth in pricing is dependent on favourable economic and supply conditions and the renewal of contracts on favourable terms.
Our power operations are typically financed with long-term debt. A prolonged decline in operating income due to unusually poor hydrology or extremely low pricing could impact our ability to meet our obligations to mortgagees and could result in losses as a result of the mortgagee’s right of foreclosure or sale.
The operation of hydroelectric generating facilities and associated sales of electricity are regulated to varying degrees in most regions. Changes in regulation can affect the quantity of generation and the manner in which we produce it, which could impact revenues.
Lastly, electricity prices in North America are affected by fossil fuel prices, particularly natural gas. A sustained downward movement in fossil fuel prices could have an adverse impact on future cash flows and asset values.
Timberlands, Infrastructure and Specialty Funds Operations
Our specialty funds operations are focussed on the ownership and management of assets, the majority of which are long life physical assets, as well as debt and similar obligations, that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.
Unfavourable economic conditions could have a significant impact on our assets, which could negatively impact their ability to satisfy their obligations to us on a timely basis. This could reduce the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.
Timberlands, transmission and distribution operations are subject to various forms of regulatory oversight that can impact operating policies and, as a result, profitability. We address this risk by endeavouring to operate well within prescribed requirements and by maintaining a full understanding of the regulatory environment.
We finance many of our fund investments with debt capital, typically on a matched basis reflecting maturity and interest rate profiles. Nonetheless, a contraction of available credit could result in an increase in financing costs which would impact our profitability or cause us to dispose of assets sooner than otherwise planned and thereby reduce returns or result in a loss of capital. This risk

24	Brookfield Asset Management — 2006 Annual Information Form

is mitigated through the structuring of our financing arrangements and by maintaining adequate liquidity to refinance obligations if necessary.
Financial Risk Management
Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. As a general policy, we endeavour to maintain balanced positions, although unmatched positions may be taken from time to time within predetermined limits. The company’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements. We selectively utilize financial instruments to manage these exposures.
Our intent is to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar. Accordingly, fluctuations in the value of the U.S. dollar relative to other currencies have a negligible impact on Brookfield’s net financial position. We receive certain cash flows that are denominated in Canadian dollars that are not hedged. The estimated impact of a C$0.01 change in the Canada/U.S. exchange rate is a corresponding change in Brookfield’s operating cash flow of less than $0.02 per share.
We typically finance assets that generate predictable long-term cash flows with long-term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional protection in this regard. Historically, the company and our subsidiaries have tended to maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term.
As at December 31, 2005, Brookfield’s net floating rate liability position was $0.8 billion. As a result, a 100 basis point increase in interest rates would decrease operating cash flow by $8 million, or $0.03 per share. Our fixed-rate obligations at year end include a notional amount of $1.2 billion, which we are required to record at market value and any changes in value recorded as current income, with the result that a 10 basis point increase in long-term interest rates will result in a corresponding increase in income of $12 million before tax or $0.05 per share and vice versa, based on our year end positions. It is important for shareholders to keep in mind that these interest rate related revaluation gains or losses are offset by corresponding changes in values of the assets and cash flow streams that they relate to, which are not reflected in current income.
We selectively utilize credit default swaps and equity derivatives to hedge financial positions and may establish unhedged positions from time to time. These instruments are typically utilized as an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective.
As at December 31, 2005, we held credit default swaps with an aggregate notional amount of $797 million, with a maximum exposure to any particular issuer of less than $50 million. We are entitled to receive payment in the event of predetermined credit events for $775 million of the notional amount, which protects us in the event of a deteriorating credit spread environment, and are required to make payment in respect of $22 million of the notional amount. We also held equity derivatives with a notional amount of $604 million as at December 31, 2005. Approximately one-half of the notional amount entitles us to purchase Brookfield common shares in order to hedge long-term compensation arrangements and the balance represents common equity positions established in connection with our capital markets investment activities. The replacement values of these instruments are reflected in our year end consolidated financial statements.
Execution of Strategy
Our strategy for building shareholder value is to develop or acquire high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and co-investors, with the objective of achieving higher returns on capital invested and asset management fees over the long term.
We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities. We conduct post investment reviews on capital allocation decisions to assess the results against anticipated returns.
We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to

Brookfield Asset Management — 2006 Annual Information Form	25

depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth.
The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength in executing this strategy.
Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. We mitigate this risk by exercising patience and by maintaining a relatively low level of administrative overhead.
Our ability to successfully expand our asset management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating policies that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors.
The conduct of our business and the execution of our growth strategy rely heavily on teamwork. We believe that co-operation among our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. There is, however, no certainty that the ability to retain, or the appointment of, new senior executives will always be successfully executed.
DIRECTORS AND OFFICERS
The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until a successor is elected or appointed. As of the date of this Annual Information Form, the board has 14 directors. At the Annual and Special Meeting of Shareholders to be held on April 28, 2006, shareholders will be asked to consider and, if thought advisable, approve an increase in the size of the board from 14 to 16 directors. Particulars relating to each of the 16 directors nominated for election at this meeting are contained in the Corporation’s Management Information Circular dated March 17, 2006 on pages 5 to 8, which are incorporated herein by reference. A copy of this Circular can be obtained from the Corporation and is available on SEDAR at www.sedar.com.
As at March 1, 2006, the directors and executive officers of the Corporation together beneficially owned, directly or indirectly, or exercised control or direction over 22,753,073 Class A Limited Voting Shares, representing approximately 8.8% of the Corporation’s issued and outstanding shares in this series. None of the Corporation’s directors or executive officers own any of the Corporation’s Class B Limited Voting Shares.
Executive Officers of the Corporation
The names of the executive officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

	Current Office	Date of Appointment

Robert J. Harding	Chairman of the Board	1997
Ontario, Canada

Jack L. Cockwell	Group Chairman	2002
Ontario, Canada

J. Bruce Flatt	Managing Partner and Chief Executive Officer	2002
Ontario, Canada

George E. Myhal	Managing Partner and Chief Operating Officer	2003
Ontario, Canada

Brian D. Lawson	Managing Partner and Chief Financial Officer	2002
Ontario, Canada

Barry Blattman	Managing Partner	2005
New York, New York

26	Brookfield Asset Management — 2006 Annual Information Form

(continued)	Current Office	Date of Appointment

Jeffrey M. Blidner	Managing Partner	2003
Ontario, Canada

Richard B. Clark	Managing Partner	2002
New York, New York

Bryan K. Davis	Managing Partner	2004
Ontario, Canada

Joseph S. Freedman	Managing Partner	2004
Ontario, Canada

Harry A. Goldgut	Managing Partner	2002
Ontario, Canada

Clifford Lai	Managing Partner	2005
New York, New York

Richard Legault	Managing Partner	2002
Ontario, Canada

Cyrus Madon	Managing Partner	2004
Ontario, Canada

Marcelo J.S. Marinho	Managing Partner	2002
Brasilia, Brazil

Samuel J.B. Pollock	Managing Partner	2003
Ontario, Canada

Bruce K. Robertson	Managing Partner	2003
Ontario, Canada

For those executive officers of the Corporation appointed to their current positions within the last five years, their prior positions during this period were as follows:
Prior to February 2002, Mr. Cockwell was President and Chief Executive Officer of the Corporation. Prior to February 2002, Mr. Flatt was President and Chief Executive Officer of Brookfield Properties. Prior to April 2003, Mr. Myhal was President and Chief Executive Officer of Brascan Financial. Prior to February 2002, Mr. Lawson held various executive positions in Brascan Financial.
Prior to 2005, Mr. Blattman was and continues to be Managing Partner at Brascan Real Estate Finance Partners, and prior to September 2002, he was Managing Director, Investment Banking for Merrill Lynch.
Prior to their appointment as Managing Partners of the Corporation, Messrs. Blidner, Davis, Freedman, Madon, Pollock and Robertson held various executive positions with Brascan Financial, which they held until the amalgamation of Brascan Financial with the Corporation in January 2005. Prior to May 2002, Mr. Freedman was Chief Financial Officer for Clearpulse Corp.
Prior to February 2002, Mr. Clark was Chief Executive Officer, U.S. Operations of Brookfield Properties. Prior to 2002, Messrs. Goldgut and Legault held various executive positions with Brookfield Power. Prior to February 2005, Mr. Lai was and continues to be President and Managing Partner of Hyperion. Prior to 2002, Mr. Marinho was and continues to be Chief Executive Officer of Brascan Brasil, S.A.

Brookfield Asset Management — 2006 Annual Information Form	27

MARKET FOR SECURITIES
The Corporation’s publicly traded securities that are currently issued and outstanding are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.LV.A	Toronto

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto

Preferred Securities
8.35% due 2050	BAM.PR.S	Toronto
8.30% due 2051	BAM.PR.T	Toronto

Information on the trading prices and volumes for each of the above securities for each month of the calendar year ended December 31, 2005 is contained in Appendix A to this Annual Information Form.
RATINGS
We endeavour to arrange our affairs to maintain investment grade ratings and to improve them further over time. The credit ratings for the Corporation as at the date of this Annual Information Form were as follows:

	DBRS		Standard & Poor’s		Moody’s
	Rating	Outlook	Rating	Outlook	Rating	Outlook

Commercial paper	R-1(low)	Stable	A-2	Stable	Not rated	Not rated
Senior notes and debentures	A(low)	Stable	A-	Stable	Baa3	Baa3
Subordinated notes and debentures	BBB(high)	Stable	BBB	Stable	Not rated	Not rated
Preferred shares	Pfd-2(low)	Stable	P-2	Stable	Not rated	Not rated

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by Dominion Bond Rating Service Limited (“DBRS”) and by Standard & Poor’s (“S&P”), and its senior notes and debentures are also rated by Moody’s Investor Service (“Moody’s”). The following is a brief description of each rating agency’s rating schedule.
DBRS rates commercial paper, long-term debt and preferred shares with ratings of “R-1,” “AAA” and “Pfd-1,” respectively, which represent the highest ratings, to “R-3,” “CCC” and “Pfd -5,” which represent the lowest, with “D” for issues in payment default. To show relative rankings with these rating categories, DBRS may modify them by the addition of “(high)” or “(low).”
S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1,” “AAA” and “P-1,” respectively, which represent the highest ratings, to “C,” “CCC” and “P -5,” which represent the lowest, with “D” for issues in payment default. To show relative rankings with these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(–).”
DBRS and S&P further modify their ratings by indicating the stability of an assigned rating with terms such as “stable,” “positive” and “negative.”
Moody’s rates long-term obligations with ratings of “Aaa,” which represents the highest rating, to “C,” which represents the lowest. To show relative rankings with these rating categories, Moody’s may modify them by the addition of a “1,” “2” or “3” to indicate relatively higher, middle or lower ranking.

28	Brookfield Asset Management — 2006 Annual Information Form

The ratings shown above for the Corporation’s debt and securities are not a recommendation to purchase, hold or sell the Corporation’s debt and securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings shown above will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P or Moody’s in the future if, in their judgment, circumstances so warrant.
We also endeavour to ensure that our principal operations maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing unavailable to non-investment grade borrowers. The investment ratings of our publicly traded subsidiaries are presented in their Annual Information Forms, which are available on SEDAR at www.sedar.com.
DIVIDENDS AND DIVIDEND POLICY
Class A and Class B Voting Shares
The declaration and payment of dividends on the Corporation’s Class A and Class B Limited Voting Shares are at the discretion of the Corporation’s board of directors. Dividends on the Class A and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The board of directors supports a stable and consistent dividend policy for these shares, and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share.
On February 9, 2006, the Corporation approved an increase on the quarterly dividend paid on its Class A and Class B Limited Voting Shares from US$0.15 to US$0.16, commencing with the dividend payable on May 31, 2006. Similar increases to the quarterly dividends paid on these shares were approved in each of the three prior years, namely an increase from US$0.14 to US$0.15 in February 2005, an increase of C$0.25 to C$0.26 in February 2004, and an increase of C$0.24 to C$0.26 in February 2003. The quarterly dividends shown for 2003 and 2004 are shown as declared, that is prior to the impact of the three-for-two stock split which was implemented by way of a stock dividend on June 1, 2004.
In April 2004, the Corporation’s Board of Directors decided to change the declaration currency for the dividend payable on its Class A and Class B Limited Voting Shares from Canadian to US funds, commencing with the dividend paid on August 31, 2004 of US$0.14 per share. Registered Canadian shareholders receive their dividends in Canadian funds, unless they elect otherwise. This declared dividend was also pro-rated to reflect the three-for-two stock split implemented in June 2004.
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting Shares have traded on the Toronto Stock Exchange during the five trading days immediately preceding the relevant dividend payment date. Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada to increase their investment in the Corporation free of commissions.
Preferred Shares and Securities
The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Corporation’s board of directors. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7, 10, 11, 12, 13 and 15 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8, 14 and 16 are paid monthly. Additional information on the dividends payable on the Corporation’s preferred shares is contained in Appendix B to this Annual Information Form.
The Corporation also pays interest quarterly on two series of unsecured junior subordinated debentures (“Preferred Securities”) which are traded publicly: the 8.35% Preferred Securities due December 31, 2050, which were issued in December 2001; and the 8.30% Preferred Securities due June 30, 2051, which were issued in April 2002.

Brookfield Asset Management — 2006 Annual Information Form	29

The following table summarizes the dividends paid per share and the interest paid per preferred security for each of the three years ended December 31, 2003, 2004 and 2005, on each class and series of securities of the Corporation that was outstanding at December 31, 2005, all expressed in United States dollars:

	2005	2004	2003

Per Class A and Class B Limited Voting Share[1]	$0.59	$0.55	$0.49

Per Class A Preference Share
Series 2	0.63	0.54	0.59
Series 4 + 7	0.63	0.54	0.59
Series 5	0.58	0.50	0.54
Series 8	0.74	0.56	0.81
Series 9	1.16	1.08	1.01
Series 10	1.19	1.11	1.03
Series 11	1.14	1.06	0.98
Series 12	1.12	1.04	0.83
Series 13	0.63	—	—
Series 14	2.25	—	—
Series 15	0.65	—	—
Series 16	0.58	—	—

Preferred Securities
Due 2050	1.73	1.61	1.49
Due 2051	1.71	1.60	1.48

1	Dividend amounts per Class A Limited Voting share for 2004 and 2003 have been adjusted retroactively to show the impact of the three-for-two share split on June 1, 2004.
The Corporation’s Class A Preference Shares, Series 13, 14, 15 and 16, were issued on December 31, 2004 in conjunction with the amalgamation of the Corporation with Brascan Financial. The Corporation commenced paying dividends on these series of shares in the first quarter of 2005. The Corporation redeemed its Class A Preference Shares, Series 3 on November 8, 2005 and its Class A Preference Shares, Series 1 on July 30, 2004.
Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in their individual Annual Information Forms, which are available on SEDAR at www.sedar.com.
DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles are filed on SEDAR at www.sedar.com.
The Corporation’s authorized share capital consists of:
•	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

30	Brookfield Asset Management — 2006 Annual Information Form

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,810,200 Class A Preference Shares, Series 16;

•	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

•	an unlimited number of Class A Limited Voting Shares; and

•	85,120 Class B Limited Voting Shares.
As at February 28, 2006 the following shares of the Corporation were issued and outstanding: nil Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; nil Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; nil Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,049,792 Class A Preference Shares, Series 8; 6,950,208 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; nil Class AA Preference Shares; 257,557,531 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada.
MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or were entered into before the most recently completed financial year and are still in effect, or which are proposed to be entered into:
•	The Trust Agreement referred to under “Principal Shareholder” in the Corporation’s Management Information Circular, dated March 17, 2006.

•	Seventh Supplemental Indenture between the Corporation and Computershare Trust Company of Canada, dated June 14, 2005.
Copies of these documents have been filed on SEDAR as material contracts and are available at www.sedar.com.
INTERESTS OF EXPERTS
Deloitte & Touche LLP, the Corporation’s external auditor, is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Brookfield Asset Management — 2006 Annual Information Form	31

AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Corporation’s board of directors has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the board of directors. The current Charter of the Audit Committee was approved by the board on February 9, 2006 and is set out in full in Appendix C to this Annual information Form.
Composition of the Audit Committee
As at March 30, 2006, the Audit Committee was comprised of the following four directors: Jack M. Mintz, who is the Committee’s chairman, William A. Dimma, James K. Gray and George S. Taylor. The Corporation’s board of directors has determined that all of these directors are independent and financially literate. The Corporation’s board has also determined that Mr. Taylor qualifies as an “audit committee financial expert.” Mr. Taylor is a Certified Management Accountant (CMA) and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. Mr. Taylor currently chairs the audit committees of a number of public companies and non-profit organizations.
Principal Accountant Fees and Services
Deloitte and Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation and its consolidated reporting issue subsidiaries. The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte & Touche LLP during 2005 and 2004:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Audit fees	$5.2	$3.9
Audit-related fees	2.8	2.1
Tax fees	0.6	0.5
All other fees	0.3	0.3

Total	$8.9	$6.8

All Canadian dollar amounts included in the above totals have been converted to United States dollars at the exchange rate of US$1.00 to C$1.21, which was the average rate during 2005.
Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.
Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for translation, litigation and advisory support services.

32	Brookfield Asset Management – 2006 Annual Information Form

Pre-Approval Policies and Procedures
The Audit Committee of the Corporation’s board of directors has adopted a policy regarding the provision of services by its external auditors, currently Deloitte & Touche LLP. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditors, including all services prohibited by law from being provided by the external auditors.
Under the policy, all permitted services to be provided by the external auditors must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the registrant in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the registrant and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the registrant, and such subsidiary’s audit committee makes certain reports to the registrant’s audit committee.
Subject to the above mentioned policy, the Audit Committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the audit committee, aggregate less than 25% of the anticipated audit fees for the registrant and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) the Audit Committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the Audit Committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.
Of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche LLP were approved by the Audit Committee of the board of directors of the Corporation pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ADDITIONAL INFORMATION
Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s Management Information Circular, dated March 17, 2006.
Additional financial information on the Corporation is provided in its Financial Statements and in Management’s Discussion and Analysis for the most recently completed financial year, which are contained in its 2005 Annual Report.
The Corporation’s most recent Management Information Circular and Annual Report, as well as other information on the Corporation may be found on SEDAR at www.sedar.com.

Brookfield Asset Management – 2006 Annual Information Form	33

APPENDIX A
TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES
The following sets out trading information for 2005 for the Corporation’s publicly traded securities outstanding as at December 31, 2005, all of which are listed on the Toronto Stock Exchange, based on information provided by the Toronto Stock Exchange. The Corporation’s Class A Limited Voting Shares are also listed on the New York Stock Exchange. Prior to October 5, 2005, the Corporation’s securities traded under the symbol BNN.
Class A Limited Voting Shares (BAM.LV.A)

Trading Summary for: BAM.LV.A
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	55.600	60.150	55.500	58.610	19,945	7,754,902	439,309,226.070
2005/11	53.940	56.230	53.400	55.680	19,140	8,412,490	462,574,308.940
2005/10	53.950	54.500	49.630	53.870	20,348	16,084,240	829,804,163.870

Trading Summary for: BNN.LV.A
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	54.330	54.800	53.600	53.950	2,309	682,016	36,910,908.190
2005/09	47.700	55.500	46.730	54.140	29,658	11,778,086	596,324,020.490
2005/08	45.560	47.370	45.350	47.000	20,916	8,920,494	413,540,087.170
2005/07	47.020	47.380	44.750	45.650	15,349	13,468,355	616,076,888.350
2005/06	48.250	48.700	45.910	46.800	14,737	7,630,616	359,829,654.980
2005/05	45.260	48.760	45.260	48.400	13,275	5,614,048	264,069,344.390
2005/04	45.970	45.980	42.400	45.480	13,374	8,118,947	358,477,891.220
2005/03	45.700	47.360	43.330	45.700	15,251	10,531,385	476,382,075.010
2005/02	42.160	47.500	41.820	45.400	15,334	7,187,320	323,124,039.720
2005/01	43.020	43.240	38.320	42.230	14,010	7,107,932	294,487,606.730
Class A Preference Shares, Series 2 (BAM.PR.B)

Trading Summary for: BAM.PR.B
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	23.470	23.650	23.250	23.640	246	116,239	2,730,008.400
2005/11	23.060	23.480	23.000	23.470	313	186,905	4,338,773.500
2005/10	23.100	23.300	22.950	23.200	188	208,100	4,828,503.950

Trading Summary for: BNN.PR.B
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	23.250	23.290	23.110	23.290	24	58,145	1,348,841.500
2005/09	23.110	23.360	23.000	23.200	238	327,375	7,596,354.650
2005/08	23.240	23.290	22.910	23.110	222	333,099	7,738,701.300
2005/07	23.000	23.300	22.650	23.200	318	104,560	2,408,494.850
2005/06	23.450	23.450	22.750	22.850	372	274,155	6,373,007.950
2005/05	23.250	23.490	23.000	23.440	327	1,047,841	24,392,505.960
2005/04	23.500	23.500	23.000	23.350	263	97,405	2,263,520.100
2005/03	23.450	23.500	22.850	23.500	253	85,032	1,984,541.300
2005/02	23.250	23.750	22.000	23.300	307	113,428	2,641,540.500
2005/01	23.330	23.650	23.000	23.250	240	93,348	2,183,046.100

Brookfield Asset Management — 2006 Annual Information Form	A-1

Class A Preference Shares, Series 4 (BAM.PR.C)

Trading Summary for: BAM.PR.C
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	23.540	23.690	23.310	23.640	228	106,494	2,491,869.150
2005/11	23.280	23.750	23.050	23.550	206	344,089	7,994,499.730
2005/10	23.290	23.300	22.900	23.280	193	29,090	676,112.900

Trading Summary for: BNN.PR.C
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	23.290	23.290	23.200	23.290	27	3,190	74,101.740
2005/09	23.300	23.340	23.100	23.290	201	255,125	5,920,971.230
2005/08	23.000	23.340	23.000	23.300	196	37,841	877,826.030
2005/07	23.130	23.380	22.900	23.250	158	24,238	561,391.210
2005/06	23.850	24.700	22.810	22.900	300	70,914	1,665,239.270
2005/05	23.340	23.890	23.000	23.850	174	611,251	14,347,818.640
2005/04	23.510	23.750	23.010	23.340	186	33,380	780,965.570
2005/03	23.400	24.000	23.000	23.750	188	59,058	1,387,959.580
2005/02	23.750	23.990	22.800	23.000	201	82,045	1,924,148.130
2005/01	23.650	24.000	23.150	23.750	148	25,424	603,749.020
Class A Preference Shares, Series 8 (BAM.PR.E)

Trading Summary for: BAM.PR.E
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	25.200	25.200	24.360	25.000	16	6,285	155,619.000
2005/11	24.750	26.500	24.750	25.000	12	6,400	163,000.000
2005/10	25.000	25.450	24.750	25.000	13	3,000	74,917.500

Trading Summary for: BNN.PR.E
Date	Opon	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	24.690	25.600	24.690	25.600	4	2,200	55,688.000
2005/09	25.050	25.500	24.690	24.690	30	65,279	1,638,317.910
2005/08	25.450	25.450	25.000	25.000	8	2,040	51,270.500
2005/07	24.750	25.000	24.150	24.850	21	8,425	207,901.750
2005/06	25.150	25.700	25.010	25.050	10	4,650	116,796.500
2005/05	24.500	25.950	24.500	25.150	39	178,075	4,398,400.000
2005/04	24.520	25.100	24.500	24.500	10	4,985	123,502.500
2005/03	24.760	25.250	24.500	24.530	17	7,016	174,054.200
2005/02	25.000	25.500	24.500	24.600	40	9,425	234,219.250
2005/01	24.250	25.050	24.250	24.990	9	3,750	93,137.000

A-2	Brookfield Asset Management — 2006 Annual Information Form

Class A Preference Shares, Series 9 (BAM.PR.G)

Trading Summary for: BAM.PR.G
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	25.700	26.250	25.650	26.250	59	26,895	699,751.350
2005/11	25.520	25.830	25.500	25.800	53	14,390	369,290.100
2005/10	26.250	26.250	25.510	25.510	46	15,257	393,622.000

Trading Summary for: B NN.PR.G
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	26.220	26.220	26.220	26.220	1	900	23,598.000
2005/09	26.050	26.550	26.000	26.200	79	30,695	804,957.150
2005/08	25.950	26.250	25.680	26.250	50	25,146	652,442.150
2005/07	26.320	26.500	25.950	26.000	53	27,088	708,946.700
2005/06	25.760	26.200	25.710	25.850	46	19,308	500,614.200
2005/05	25.850	26.390	25.520	25.900	70	131,586	3,410,575.000
2005/04	26.200	26.600	25.750	25.800	52	15,130	394,265.750
2005/03	25.820	26.550	25.530	26.550	79	34,724	899,175.600
2005/02	26.850	26.850	26.000	26.000	74	26,939	708,118.280
2005/01	26.500	27.000	26.030	26.000	73	125,128	3,360,747.070
Class A Preference Shares, Series 10 (BAM.PR.H)

Trading Summary for: BAM.PR.H
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	28.000	28.360	27.650	27.800	139	44,439	1,238,381.580
2005/11	28.000	28.240	26.750	28.100	160	97,442	2,723,335.010
2005/10	28.100	28.450	27.750	28.000	174	92,559	2,594,358.810

Trading Summary for: BNN.PR.H
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	28.050	28.050	28.040	28.040	12	2,104	59,024.340
2005/09	28.200	28.390	27.740	28.050	207	143,905	4,052,866.190
2005/08	28.050	28.350	28.000	28.200	194	321,688	9,052,390.080
2005/07	28.250	28.400	27.950	28.100	197	490,201	13,797,206.800
2005/06	28.000	28.650	27.950	28.200	219	119,296	3,354,992.880
2005/05	27.900	28.340	27.600	28.000	293	358,175	9,962,947.430
2005/04	28.150	28.390	27.600	27.910	243	86,244	2,407,971.290
2005/03	28.220	28.600	27.800	28.000	337	1,786,552	50,376,240.700
2005/02	28.120	28.600	28.060	28.210	200	125,042	3,530,821.110
2005/01	28.460	28.670	28.000	28.490	264	111,256	3,143,596.060

Brookfield Asset Management — 2006 Annual Information Form	A-3

Class A Preference Shares, Series 11 (BAM.PR.I)

Trading Summary for: BAM.PR.I
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	27.550	27.900	27.240	27.600	92	74,578	2,051,394.260
2005/11	27.760	28.080	27.250	27.950	119	52,152	1,437,706.150
2005/10	27.800	28.630	27.510	27.760	97	45,531	1,266,621.280

Trading Summary for: BNN.PR.I
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	27.810	27.990	27.800	27.990	8	1,431	39,847.770
2005/09	27.800	28.110	27.750	28.000	58	44,068	1,230,589.270
2005/08	27.750	27.990	27.600	27.760	68	79,115	2,198,402.740
2005/07	27.800	28.000	27.700	27.800	95	221,670	6,167,523.370
2005/06	27.800	28.400	27.550	27.750	129	163,349	4,550,893.720
2005/05	27.900	28.650	27.180	27.900	154	244,342	6,710,451.170
2005/04	28.060	28.150	27.330	27.850	93	35,100	973,740.740
2005/03	27.760	28.200	27.500	27.750	175	877,315	24,549,963.520
2005/02	27.910	28.480	27.500	27.750	137	47,565	1,332,396.390
2005/01	27.400	28.150	27.220	28.100	130	56,581	1.567,668.430
Class A Preference Shares, Series 12 (BAM.PR.J)

Trading Summary for: BAM.PR.J
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	28.610	28.990	28.210	28.500	192	86,964	2,477,321.000
2005/11	28.000	29.000	27.560	28.550	230	113,096	3,177,815.970
2005/10	28.000	28.400	27.500	28.000	152	72,130	2,018,544.000

Trading Summary for: BNN.PR.J
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	27.950	28.000	27.950	28.000	9	5,500	153,780.000
2005/09	28.100	28.250	27.750	27.950	206	98,819	2,767,595.050
2005/08	27.450	28.460	27.350	28.000	209	75,825	2,097,734.530
2005/07	27.490	27.790	27.200	27.460	203	139,965	3,840,131.000
2005/06	26.750	28.390	26.750	27.400	305	321,338	8,864,870.450
2005/05	27.200	27.490	26.520	26.750	238	80,384	2,164,566.200
2005/04	27.350	27.990	26.500	27.050	166	72,120	1,960,218.400
2005/03	27.410	27.800	27.160	27.350	272	140,730	3,863,872.370
2005/02	27.900	28.340	27.500	27.700	272	118,534	3,295,328.750
2005/01	27.940	28.400	27.500	28.090	289	122,877	3,412,314.800

A-4	Brookfield Asset Management — 2006 Annual Information Form

Class A Preference Shares, Series 13 (BAM.PR.K)

Trading Summary for: BAM.PR.K
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	23.410	23.640	23.310	23.360	109	166,388	3,902,112.200
2005/11	23.220	23.740	23.000	23.540	109	287,754	6,667,566.490
2005/10	23.110	23.150	23.000	23.050	68	111,533	2,574,923.100

Trading Summary for: BNN.PR.K
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	23.100	23.150	23.060	23.150	11	5,621	129,909.130
2005/09	23.350	23.380	22.950	23.200	142	507,960	11,750,927.750
2005/08	23.050	23.390	23.000	23.120	113	365,909	8,481,406.300
2005/07	23.000	23.390	22.650	23.140	144	157,682	3,608,060.060
2005/06	23.400	23.490	22.750	22.900	191	250,317	5,819,049.000
2005/05	23.200	23.450	23.000	23.300	159	648,293	15,132,149,750
2005/04	23.300	23.500	23.000	23.250	137	42,853	998,770.250
2005/03	23.150	23.500	22.850	23.250	203	816,063	18,971,820.100
2005/02	23.100	23.600	22.750	22.900	149	248,517	5,763,027.740
2005/01	23.250	23.600	23.000	23.000	26	6,160	143,023.750
Class A Preference Shares, Series 14 (BAM.PR.L)
There were no trades of the Corporation’s Class A Preference Shares, Series 14 during 2005.
Preferred Securities, Due 2050 (BAM.PR.S)

Trading Summary for: BAM.PR.S
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	26.010	26.520	25.610	25.860	254	92,337	2,412,144.870
2005/11	26.160	26.410	25.950	26.010	182	55,667	1,454,661.350
2005/10	25.890	25.280	25.890	26.160	196	60,913	1,589,988.650

Trading Summary for: BNN.PR.S
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	26.180	26.240	25.930	25.930	23	7,673	200,321.850
2005/09	26.110	26.690	26.080	26.080	280	88,667	2,330,637.570
2005/08	26.100	26.540	26.000	26.400	308	91,700	2,404,577.850
2005/07	26.510	26.900	26.090	26.100	212	140,706	3,712,133.430
2005/06	26.750	27.250	26.260	26.500	222	66,850	1,784,480.970
2005/05	26.280	27.000	26.280	26.810	171	54,852	1,465,611.960
2005/04	26.020	26.950	26.020	26.280	189	89,810	2,368,283.800
2005/03	27.050	27.530	26.000	26.300	245	70,515	1,890,797.780
2005/02	27.220	27.750	27.010	27.210	220	68,423	1,872,421.810
2005/01	27.450	27.940	27.160	27.250	197	78,890	2,172,144.450

Brookfield Asset Management — 2006 Annual Information Form	A-5

Preferred Securities, Due 2051 (BAM.PR.T)

Trading Summary for: BAM.PR.T
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/12	26,100	26.350	25.810	26.200	209	55,326	1,444,444.960
2005/11	26.310	26.400	25.330	26.100	285	103,426	2,694,313.110
2005/10	26.700	26.940	26.050	26.250	139	38,010	1,005,602.100

Trading Summary for: BNN.PR.T
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2005/10	26.990	26.390	26.700	26.700	16	6,945	186,416.200
2005/09	26.650	26.990	26.310	26.950	236	85,871	2,284,977.350
2005/08	26.660	27.150	26.510	26.600	138	51,465	1,373,041.500
2005/07	26.740	26.900	26.450	26.510	169	44,275	1,177,525.850
2005/06	27.400	27.400	26.440	26.690	209	60,070	1,607,143.550
2005/05	26.720	27.600	26.700	27.450	95	24,831	671,448.400
2005/04	26.500	27.050	26.500	26.750	121	39,924	1,069,461.050
2005/03	27.990	28.050	26.490	26.500	197	59,049	1,605,384.210
2005/02	27.700	28.000	27.000	27.890	231	73,083	2,020,525.000
2005/01	27.850	27.950	27.480	27.750	204	75,529	2,093,037.510

A-6	Brookfield Asset Management — 2006 Annual Information Form

APPENDIX B
SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S AUTHORIZED SECURITIES
Certain Provisions of the Class A Preference Shares as a Class
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.
Certain Provisions of the Class A Preference Shares, Series 1 as a Series
Dividends
The holders of the Class A Preference Shares, Series 1 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year, in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the average “Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 1 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Retraction
Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 1 is retractable by the holder on any January 1, April 1, July 1 and October 1 at a price of C$25.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 1 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Brookfield Asset Management — 2006 Annual Information Form	B-1

Conversion
The holders of the Class A Preference Shares, Series 1 have the right at any time and from time to time, but effective on the next following January 1, April 1, July 1 or October 1 to convert any or all of the Class A Preference Shares, Series 1 held by them into Class A Preference Shares, Series 2 of the Corporation, on a one-for-one basis. Notice of conversion must be given by the holder to the transfer agent at least 15 days prior to the next following conversion date.
Voting
At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of Brascan if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 1 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 1:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 1) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 1;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 1;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 1; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 1;
     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 1 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 1 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 1 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 1. Upon such payment, the holders of Class A Preference Shares, Series 1 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 2 as a Series
Dividends
The holders of the Class A Preference Shares, Series 2 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

B-2	Brookfield Asset Management — 2006 Annual Information Form

Redemption
Each of the Class A Preference Shares, Series 2 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 2 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.
Voting
At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 2 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 2:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 2) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 2;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 2, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 2;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 2; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 2;
     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 2 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 2 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Brookfield Asset Management – 2006 Annual Information Form	B-3

Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 2 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 2. Upon such payment, the holders of Class A Preference Shares, Series 2 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 3 as a Series
Dividends
The holders of the Class A Preference Shares, Series 3 are entitled to receive cumulative preferential cash dividends, accruing from the date of issue, as and when declared by the board of directors, on the Thursday following the second Wednesday of each month in each year in an amount equal to the product of (a) C$100,000, (b) a dividend rate determined by an auction of Class A Preference Shares, Series 3 conducted on the business day next preceding the commencement of each dividend period, and (c) the number of days in the dividend period, all divided by 365. The dividend rate is subject to a maximum dividend rate equal to the Bankers’ Acceptance Rate (as defined in the share conditions) in effect on the business day next preceding the commencement of the dividend period plus 0.40% and provided that if the Corporation fails to pay a dividend on the Class A Preference Shares, Series 3 (whether or not declared) or fails to redeem any Class A Preference Shares, Series 3 after giving notice to do so, dividends become payable at the said maximum dividend rate.
Redemption
Each of the Class A Preference Shares, Series 3 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$100,000 per share, provided that the Corporation may not redeem such shares unless the board of directors shall have declared a dividend on the Class A Preference Shares, Series 3 equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 10 days prior to the date fixed for redemption.
Voting
At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 3 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 3:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 3) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 3;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 3, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 3;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 3; or

(d)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 3;

B-4	Brookfield Asset Management — 2006 Annual Information Form

     unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 3 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 3 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall be payable, shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 3 will be entitled to payment of an amount equal to C$100,000 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 3. Upon such payment, the holders of Class A Preference Shares, Series 3 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 4 as a Series
Dividends
The holders of the Class A Preference Shares, Series 4 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 4 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 4 in the open market or by invitation for tenders at a price not exceeding C$25.00 plus accrued and unpaid dividends and costs of purchase.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 4 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 4 are paid, the holders of Class A Preference Shares, Series 4 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 4 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as provided by law, the holders of Class A Preference Shares, Series 4 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 4:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 4) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 4, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 4; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 4;

Brookfield Asset Management — 2006 Annual Information Form	B-5

     unless, in each such case, all dividends then payable for the Class A Preference Shares, Series 4 then outstanding and on all other shares of the Corporation ranking as to dividends on parity with the Class A Preference Shares, Series 4 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 4 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 4. Upon such payment, the holders of Class A Preference Shares, Series 4 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 5 as a Series
Dividends
The holders of the Class A Preference Shares, Series 5 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the “Average Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 5 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 5 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.
Retraction
Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 5 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$25.00 together with all accrued and unpaid dividends thereon to but excluding the date of retraction. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 5 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 5 are paid, the holders of Class A Preference Shares, Series 5 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 5 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as permitted by law, the holders of Class A Preference Shares, Series 5 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 5:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 5) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 5, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

B-6	Brookfield Asset Management — 2006 Annual Information Form

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 5; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 5;
     unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 5 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.
Creation or Issue of Additional Shares
The Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 5, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Class A Preference Shares, Series 5, provided that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 5 shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 5 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 5. Upon such payment, the holders of Class A Preference Shares, Series 5 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 6 as a Series
Dividends
The holders of the Class A Preference Shares, Series 6 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an aggregate annual amount equal to C$1.875 per share, being a rate of 7 1/2% per annum on the price of C$25.00 per share.
Redemption
Each of the Class A Preference Shares, Series 6 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to but excluding the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 6 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 6 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 6 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 6 are paid, the holders of Class A Preference Shares, Series 6 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 6 shall be entitled to one vote in respect of each Class A Preference Share, Series 6 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 6 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Brookfield Asset Management — 2006 Annual Information Form	B-7

Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 6:
(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 6 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 6);

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 6, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 6;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 6;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 6; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 6;
     unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 6 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 6. The Corporation will not, without the prior approval of the holders of Class A Preference Shares, Series 6 issue any shares ranking as to dividends or capital prior to the Class A Preference Shares, Series 6.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 6 will be entitled to payment of an aggregate amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares of the Corporation ranking junior as to capital to the Class A Preference Shares, Series 6. Upon such payment, the holders of Class A Preference Shares, Series 6 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 7 as a Series
Dividends
The holders of the Class A Preference Shares, Series 7 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 8 1/2% per annum applied to the price of C$25.00 per share.
Redemption
Each of the Class A Preference Shares, Series 7 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 7 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 7 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.
Right to Exchange
The holders of the Class A Preference Shares, Series 7 shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

B-8	Brookfield Asset Management — 2006 Annual Information Form

(a)	a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;
     to exchange Class A Preference Shares, Series 7 held by them for up to a certain maximum aggregate number of Class A Limited Voting Shares at an exchange rate per Class A Preference Share, Series 7 which is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the exchange right to acquire Class A Limited Voting Shares in connection with the Public Offering, Rights Offering or Private Placement and B is C$25.00.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 7 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 7 are paid, the holders of Class A Preference Shares, Series 7 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 7 shall be entitled and to one vote in respect of each Class A Preference Share, Series 7 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid, the holders of Class A Preference Shares, Series 7 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 7:
(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 7 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 7);

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 7, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 7;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 7; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 7;
     unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 7 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 7.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 7 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 7. Upon such payment, the holders of Class A Preference Shares, Series 7 will not be entitled to share in any future distribution of assets of the Corporation.

Brookfield Asset Management — 2006 Annual Information Form	B-9

Certain Provisions of the Class A Preference Shares, Series 8 as a Series
Dividends
The holders of the Class A Preference Shares, Series 8 are initially entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, to and including October 31, 2001, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year in an amount per share equal to 6.25% per annum applied to the price of C$25.00 per share, and thereafter are entitled to receive monthly floating cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors on the 12th day of each month in an amount per share equal to the product of C$25.00 per share and one-twelve of an annual floating dividend rate equal to between 50% and 100% of the Prime Rate, as provided in the share conditions.
Redemption
The Corporation may not redeem the Class A Preference Shares, Series 8 prior to November 1, 2001. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to other shares of the Corporation, all, but not less than all, of the Class A Preference Shares, Series 8 are redeemable at the option of the Corporation on November 1, 2001 at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption and after November 1, 2001 at a redemption price of C$25.50 together with all accrued and unpaid dividends thereon up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 8 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.
Conversion
Subject to certain restrictions, the holders of the Class A Preference Shares, Series 8 have the right, on November 1, 2001, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 8 held by them into Class A Preference Shares, Series 9 of Brascan, on a one-for one basis. A conversion of Class A Preference Shares, Series 8 into Class A Preference Shares Series 9 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 8 automatically convert into Class A Preference Shares, Series 9, on a one-for-one basis.
Voting
At any time that during the fixed rate period eight quarterly dividends, or during the floating rate period twenty-four monthly dividends, as applicable, whether or not consecutive, on the Class A Preference Shares, Series 8 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 8 are paid, the holders of Class A Preference Shares, Series 8 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date such failure first occurs and to one vote in respect of each Class A Preference Share, Series 8 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 8 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 8:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 8) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 8, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 8 then outstanding;

(d)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 8; or

B-10	Brookfield Asset Management — 2006 Annual Information Form

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 8;
     unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 8 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 8 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 8. Upon such payment, the holders of Class A Preference Shares, Series 8 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 9 as a Series
Dividends
The holders of the Class A Preference Shares, Series 9 are entitled to receive fixed cumulative preferred cash dividends, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year, in an amount per share per annum equal to the product of C$25.00 and a percentage (which shall not be less than 80%) of the yield on certain Government of Canada bonds, as provided in the share conditions.
Redemption
The Corporation may not redeem the Class A Preference Shares, Series 9 on or prior to November 1, 2006. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, on November 1, 2006 and on November 1 in every fifth year thereafter, all, but not less than all, of the Class A Preference Shares, Series 9 are redeemable at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 9 in the open market or by private agreement, or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.
Conversion
Subject to certain restrictions, the holders of the Class A Preference Shares, Series 9 have the right on November 1, 2006, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 9 held by them into Class A Preference Shares, Series 8 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 9 into Class A Preference Shares, Series 8 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 9 automatically convert into Class A Preference Shares, Series 8, on a one-for-one basis.
Voting
At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 9 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 9 are paid, the holders of Class A Preference Shares, Series 9 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date of such failure first occurs and to one vote in respect of each Class A Preference Share, Series 9 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 9 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 9:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 9) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

Brookfield Asset Management — 2006 Annual Information Form	B-11

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 9, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 9 then outstanding;

(d)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 9; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 9;
     unless in each such case, all dividends on outstanding Class A Preference Shares, Series 9 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 9 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 9. Upon such payment, the holders of Class A Preference Shares, Series 9 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 10 as a Series
Dividends
The holders of the Class A Preference Shares, Series 10 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue, payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series — Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2009, of C$25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of $25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.
Conversion at the Option of the Corporation
The Class A Preference Shares, Series 10 are not convertible at the option of the Corporation prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 10) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 is be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

B-12	Brookfield Asset Management — 2006 Annual Information Form

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a
Series — Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 10 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A Preference Shares, Series 10 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a
Series — Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 10 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.
Voting
The holders of the Class A Preference Shares, Series 10 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Class A Preference Shares, Series 10 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 10, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 10 are entitled to receive notice of and to attend each meeting of the Corporation’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 10 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 10 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect).
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 10:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 10) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 10;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 10, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 10;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 10 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 10; or

(e)	issue any additional Class A Preference Shares, Series 10 or any shares ranking as to dividends or return of capital prior to or on a parity with the Class A Preference Shares, Series 10;
     unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 10 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 10 with respect to the payment of dividends have been declared paid or set apart for payment.

Brookfield Asset Management — 2006 Annual Information Form	B-13

Liquidation, Dissolution and Winding-Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 10 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 10. The holders of the Class A Preference Shares, Series 10 will not be entitled to share in any further distribution of the assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 11 as a Series
Dividends
The holders of the Class A Preference Shares, Series 11 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.375, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before June 30, 2010, of C$25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of C$25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).
Conversion at the Option of the Corporation
The Class A Preference Shares, Series 11 are not convertible at the option of the Corporation prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and to the rights of the Corporation described below, on or after December 31, 2013, each Class A Preference Share, Series 11 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.
The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

B-14	Brookfield Asset Management — 2006 Annual Information Form

Purchase for Cancellation
Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.
Voting
The holders of the Class A Preference Shares, Series 11 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 11 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 11 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 11 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Class A Preference Shares, Series 11 shall forthwith cease upon payment by the Corporation of the whole amount of a quarterly dividend on the Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.
Restrictions on Dividends and Retirement and Issue of Shares
So long as any of the Class A Preference Shares, Series 11 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 11:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 11) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 11;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 11;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 11 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 11; or

(e)	issue any additional Class A Preference Shares, Series 11 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 11;
      unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 11 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

Brookfield Asset Management — 2006 Annual Information Form	B-15

Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 11 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 11. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 12 as a Series
Dividends
The holders of the Class A Preference Shares, Series 12 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.35, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class A Preference Shares, Series 12 are not redeemable before March 31, 2014. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before March 31, 2015 of C$25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of C$25.50 if redeemed on or after March 31, 2016 but before March 31, 2017, of C$25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).
Conversion at the Option of the Corporation
The Class A Preference Shares, Series 12 are not convertible at the option of the Corporation prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and to the rights of the Corporation described below, on or after March 31, 2018, each Class A Preference Share, Series 12 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.
The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 12 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 12 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 12 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

B-16	Brookfield Asset Management — 2006 Annual Information Form

Purchase for Cancellation
Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 12 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.
Voting
The holders of the Class A Preference Shares, Series 12 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 12 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 12, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 12 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 12 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 12 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Upon payment of the entire amount of all Class A Preference Shares, Series 12 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 12 shall forthwith cease.
Restrictions on Dividends and Retirement and Issue of Shares
So long as any of the Class A Preference Shares, Series 12 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 12:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 12) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 12;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 12, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 12;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 12 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 12; or

(e)	issue any additional Class A Preference Shares, Series 12 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 12;
      unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 12 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 12 with respect to the payment of dividends have been declared paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 12 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 12. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 12 will not be entitled to share in any further distribution of the assets of the Corporation.

Brookfield Asset Management — 2006 Annual Information Form	B-17

Certain Provisions of the Class A Preference Shares, Series 13 as a Series
Dividends
The holders of the Class A Preference Shares, Series 13 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 13 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 13 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.
Voting
At any time the Corporation fails to pay in the aggregate eight quarterly dividends on the Class A Preference Shares, Series 13 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 13 are paid, the holders of the Corporation Class A Preference Shares, Series 13 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meeting of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat, except in the election of directors in which case the holders of the Class A Preference Shares, Series 13 shall be entitled to one vote per share (provided that holders of the Series 13 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 13 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 13 will have one vote.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 13:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13; pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 13, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 13;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 13;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 13; or

(e)	issue any additional Class A Preference Shares, Series 13 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 13;
      unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 13 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 13 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

B-18	Brookfield Asset Management — 2006 Annual Information Form

Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 13 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 13. Upon such payment, the holders of Class A Preference Shares, Series 13 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 14 as a Series
Dividends
The holders of the Class A Preference Shares, Series 14 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month in an amount per share equal to C$100.00 multiplied by one twelfth of 63% of the “Average Prime Rate” (as defined in the share conditions).
Redemption
Each of the Class A Preference Shares, Series 14 is redeemable on any March 1, June 1, September 1 and December 1 in whole or in part from time to time at the option of the Corporation at a redemption price of C$100.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Retraction
Subject to the restrictions imposed by applicable law, each of the Class A, Preference Shares, Series 14 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$100.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed fro retraction.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 14 in the open market or by invitation for tenders at a price not exceeding C$100.00 per share plus accrued and unpaid dividends thereon.
Voting
At any time the Corporation fails to pay in the aggregate 24 monthly dividends on the Class A Preference Shares, Series 14 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 14 are paid, the holders of Class A Preference Shares, Series 14 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 14 shall be entitled to four votes in respect of each C$100.00 of the issue price of the Class A Preference Shares, Series 14 held. Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 14 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (provided that holders of the Series 14 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).
At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 14 will have four votes.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 14:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 14) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 14;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 14, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 14;

Brookfield Asset Management — 2006 Annual Information Form	B-19

(c)	except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all the Class A Preference Shares, Series 14;

(d)	pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 14; or

(e)	issue any additional Class A Preference Shares, Series 14 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 14;
      unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 14 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 14 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 14 will be entitled to payment of an amount equal to C$100.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 14. Upon such payment, the holders of Class A Preference Shares, Series 14 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 15 as a Series
Dividends
The holders of the Class A Preference Shares, Series 15 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by the rate determined by negotiation, bid or auction. If the amount is not determinable by negotiation, bid or auction, it shall be the Bankers’ Acceptable Rate (defined in the share conditions) plus 0.40%.
Redemption
Each of the Class A Preference Shares, Series 15 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 15 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.
Voting
At any time the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 15 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 15 are paid, the holders of Class A Preference Shares, Series 15 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 15 shall be entitled to one vote per share (provided that holders of the Series 15 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 15 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 15 will have one vote.

B-20	Brookfield Asset Management — 2006 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 15:
(a)	pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 15) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 15;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 15, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 15;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 15;

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 15; or

(e)	issue any additional Class A Preference Shares, Series 15 or any shares ranking as dividends or capital on a parity with the Class A Preference Shares, Series 15;
unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 15 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 15 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 15 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 15. Upon such payment, the holders of Class A Preference Shares, Series 15 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Preference Shares, Series 16 as a Series
Dividends
The holders of the Class A Preference Shares, Series 16 are entitled to receive annual floating rate cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month, equal to 75% of the “Prime Rate” (as defined in the share conditions). The dividend rate will be adjusted upwards or downwards on a monthly basis whenever the inferred trading price of the Class A Preference Shares, Series 16 (as determined by the Corporation’s management based on the trading price of the Class A Preference Shares, Series 8) is C$24.875 or less, or C$25.125 or more, respectively. The maximum monthly adjustment for changes will be 4% of the Prime Rate, subject to a floor of 50% of the Prime Rate and a ceiling of 150% of the Prime Rate.
Redemption
Each of the Class A Preference Shares, Series 16 is redeemable at any time in whole from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.
Purchase for Cancellation
The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 16 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors of the Corporation plus accrued and unpaid dividends and reasonable costs of purchase.
Voting
At any time that the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 16 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 16 are paid, the holders of Class A Preference Shares, Series 16 shall be entitled to receive notice of and to attend all meetings of shareholders of

Brookfield Asset Management — 2006 Annual Information Form	B-21

the Corporation which takes place more than 60 days after the date such failure first occurs and to one vote for each Class A Preference Share, Series 16 held (provided that holders of the Series 16 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of 1/2 of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 16 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.
At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 16 will have one vote.
Restrictions on Dividends and Retirement and Issue of Shares
The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 16:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 16) on shares of the Corporation ranking junior as to dividends to the Class A Preference Shares, Series 16;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 16, redeem or call for redemption, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 16;

(c)	except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 16;

(d)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 16 then outstanding; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 16;
      unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 16 then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class Preference Shares, Series 16 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 16. Upon such payment, the holders of Class A Preference Shares, Series 16 will not be entitled to share in any future distribution of assets of the Corporation.
Certain Provisions of the Class A Limited Voting Shares and the Class B Limited Voting Shares
The following is a summary of certain provisions attaching to or affecting the common equity of the Corporation, consisting of the Class A Limited Voting Shares (into which the Class A Preference Shares, Series 12 may be converted) and the Class B Limited Voting Shares. The attributes of the Class A Limited Voting Shares and the Class B Limited Voting Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
The sole holder of the Class B Limited Voting Shares of the Corporation is a party to a trust agreement with Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada) (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The trust agreement provides, among other things, that that holder agrees not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from that holder; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Limited Voting Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holders’ outstanding shares as a result of the transaction.

B-22	Brookfield Asset Management — 2006 Annual Information Form

Priority
Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.
Election of Directors
In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Corporation.
Other Provisions Regarding the Share Capital of the Corporation
The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Brookfield Asset Management — 2006 Annual Information Form	B-23

APPENDIX C
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION
A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference.
MEMBERSHIP AND CHAIRPERSON
Following each annual meeting of shareholders, the board of directors of the Corporation (the “board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the board.
The board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.
RESPONSIBILITIES
The Committee shall:
a)	oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

b)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

c)	where appropriate, terminate the auditor;

d)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

f)	at least annually, obtain and review a report by the auditor describing:
(i)	the auditor’s internal quality-control procedures; and

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability board or the Public Company Accounting Oversight board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;
g)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight board; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

h)	review and evaluate the lead partner of the auditor;

Brookfield Asset Management — 2006 Annual Information Form	C-1

i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

j)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:
(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934;
k)	pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

l)	resolve any disagreements between management and the auditor regarding financial reporting;

m)	review, and, where appropriate, recommend for approval by the board, the following:
(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statement; and

(v)	all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;
n)	discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

C-2	Brookfield Asset Management — 2006 Annual Information Form

o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

p)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

q)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

r)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

s)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

t)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

u)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

v)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

w)	review periodically, the status of taxation matters of the Corporation;

x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

y)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation;

z)	review periodically the Corporation’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud; and

aa)	consider other matters of a financial nature as directed by the board.
REPORTING
The Committee will regularly report to the board on:
a)	the auditor’s independence;

b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

c)	the performance of the internal audit function department;

d)	the adequacy of the Corporation’s internal controls and disclosure controls;

e)	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

f)	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

Brookfield Asset Management — 2006 Annual Information Form	C-3

g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
COMPLAINTS PROCEDURE
The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s web site and the annual report or the management information circular of the Corporation will state that this Charter is available on the web site or is available in print to any shareholder who requests a copy.
ASSESSMENT
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor including legal counsel, at the expense of the Corporation, without the board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
MEETINGS
Meetings of the Committee may be called by any Member, the Chairman of the board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Canada) and the by-laws, and unless otherwise determined by the board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chairman of the board and the Chief Executive Officer of the Corporation. Notice of meeting may be given verbally or by letter, by facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.
DEFINITIONS
Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:
“Independent Director” means a director who has been affirmatively determined by the board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

C-4	Brookfield Asset Management — 2006 Annual Information Form

a)	is an employee, or whose immediate family member is an executive officer of the Corporation is not independent until three years after the end of such employment relationship;

b)	is receiving, or whose immediate family member receives, more than US$50,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) is not independent until three years after he or she ceases to receive more than US$50,000 per year in compensation;

c)	is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment of the auditing relationship;

d)	is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

e)	is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.
For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.
Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:
f)	accept any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

g)	be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and regulations).
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Audit Committee Financial Expert” means a person who has the following attributes:
a)	an understanding of generally accepted accounting principles and financial statements;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions;
acquired through any one or more of the following:
f)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

g)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

h)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience; or

i)	other relevant experience.
This charter of the Audit Committee was approved by the board of directors of the Corporation on February 9, 2006.

Brookfield Asset Management — 2006 Annual Information Form	C-5